Filed pursuant to Rule 424(b)(2)
Registration No. 333-158876

CALCULATION OF REGISTRATION FEE

Class of securities offered	Maximum Aggregate offering price	Amount of registration fee
Common shares	$3,207,897,576.18	$179,000.69(1)

(1)	The filing fee of $179,000.69 is calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed pursuant to Rule 424(b)(2)

Registration No. 333-158876

125,143,915 Shares

of

ArcelorMittal

Common Shares

ArcelorMittal is offering 125,143,915 common shares.

The shares are listed on the New York Stock Exchange, or NYSE (symbol “MT”), the Luxembourg Stock Exchange (symbol “MT”), the NYSE Euronext European markets (Paris, Amsterdam and Brussels) (symbol “MT”) and the stock exchanges of Madrid, Barcelona, Bilbao and Valencia (the “Spanish Stock Exchanges”) (symbol “MTS”). On April 29, 2009, the last sale price of the shares as reported on the New York Stock Exchange was $22.94 per share. For information regarding closing prices on other exchanges on that date, see “Market Information” on page 25.

Investing in ArcelorMittal’s common shares involves risks that are described in the “Risk Factors ” section beginning on page 10.

PRICE €17.10 (OR $22.77) PER SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to ArcelorMittal
Per Share (€)	€17.10	€0.20178	€16.89822
Per Share ($)	$22.77	$0.268686	$22.501314
Total ($)	$2,849,526,945	$33,624,418	$2,815,902,527

(1)	See “Underwriting.”

To the extent that the Underwriters sell more than 125,143,915 Shares, the Underwriters have the option to purchase up to an additional 15,738,719 Shares at the initial price less the underwriting discounts and commissions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The Underwriters expect to deliver the Shares to purchasers on May 6, 2009.

Sole Global Coordinator and Bookrunner

Goldman, Sachs & Co.

Bookrunners

CALYON	Société Générale Corporate & Investment Banking

Joint Bookrunner

Morgan Stanley

Co-Bookrunners

BNP PARIBAS            ABN AMRO            HSBC            Citi            J.P. Morgan

The date of this prospectus is April 29, 2009

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. No person has been authorized to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. ArcelorMittal is not making an offer to sell these securities in any jurisdiction where the offer or sale are not permitted. This document may only be used where it is legal to sell these securities.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. ArcelorMittal’s business, financial condition, results of operations and prospects may have changed since that date.

As used in this prospectus, “ArcelorMittal,” “we,” “our,” “us” and the “Company” refer to ArcelorMittal (formerly known as Mittal Steel Company N.V. (“Mittal Steel”)) and its consolidated subsidiaries, unless the context otherwise requires or unless otherwise specified. “Underwriters” refers to Goldman Sachs International, CALYON, Société Générale, Morgan Stanley & Co. International plc, BNP PARIBAS, ABN AMRO Bank N.V., London Branch, HSBC Bank plc, Citigroup Global Markets Limited and J.P. Morgan Securities Ltd. References to “Shares” are to the common shares of ArcelorMittal.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the Underwriters’ option to purchase up to 15,738,719 additional Shares.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows ArcelorMittal to “incorporate by reference” the information it files with it, which means that ArcelorMittal can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and certain later information that ArcelorMittal files with the SEC will automatically update and supersede this information. ArcelorMittal incorporates by reference the following documents:

•	ArcelorMittal’s annual report on Form 20-F for the year ended December 31, 2008 (File No. 333-146371), which is referred to as ArcelorMittal’s “2008 Form 20-F;” and

•

ArcelorMittal’s report on Form 6-K filed on April 29, 2009 and indicating incorporation by reference into the March 3, 2009 Form F-3 and prospectus therein, incorporating a press release entitled “ArcelorMittal Reports First Quarter 2009 Results.”

ArcelorMittal also incorporates by reference into this prospectus any future filings made with the SEC under Sections 13(a), 13(c) or 15(d) of the Exchange Act of 1934, as amended (which is referred to as the “Exchange Act”), before the termination of the offering, and, to the extent designated therein, reports on Form 6-K that ArcelorMittal furnishes to the SEC before the termination of the offering.

Any statement contained in the 2008 Form 20-F shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus supplement but not delivered with the prospectus. You may request a copy of these filings, at no cost, by writing or telephoning us at ArcelorMittal USA Inc., 1 South Dearborn Street, 19th Floor, Chicago, IL 60603, Attention: Ms. Lisa M. Fortuna, Manager, Investor Relations, telephone number: (312)  899-3985.

WHERE YOU CAN FIND MORE INFORMATION

ArcelorMittal files reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings ArcelorMittal makes electronically will be available to the public over the Internet on the SEC’s website at www.sec.gov and on ArcelorMittal’s web site at www.arcelormittal.com. The references above to the ArcelorMittal website and the website of the SEC are inactive textual references to the uniform resource locator (URL) and are for your reference only.

ENFORCEABILITY OF CIVIL LIABILITIES

ArcelorMittal is organized under the laws of the Grand Duchy of Luxembourg with its principal executive offices and corporate seat in Luxembourg. The majority of ArcelorMittal’s directors and senior management are residents of jurisdictions outside the United States. The majority of ArcelorMittal’s assets and the assets of these persons are located outside the United States. As a result, U.S. investors may find it difficult to effect service of process within the United States upon ArcelorMittal or these persons or to enforce outside the United States judgments obtained against ArcelorMittal or these persons in U.S. courts, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against ArcelorMittal or these persons in courts in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for a U.S. investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against ArcelorMittal’s directors and senior management and non-U.S. experts named in this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements based on estimates and assumptions. This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among other things, statements concerning the business, future financial condition, results of operations and prospects of ArcelorMittal, including its subsidiaries. These statements usually contain the words “believes”, “plans”, “expects”, “anticipates”, “intends”, “estimates” or other similar expressions. For each of these statements, you should be aware that forward-looking statements involve known and unknown risks and uncertainties. Although it is believed that the expectations reflected in these forward-looking statements are reasonable, there is no assurance that the actual results or developments anticipated will be realized or, even if realized, that they will have the expected effects on the business, financial condition, results of operations or prospects of ArcelorMittal.

These forward-looking statements speak only as of the date on which the statements were made, and no obligation has been undertaken to publicly update or revise any forward-looking statements made in this prospectus or elsewhere as a result of new information, future events or otherwise, except as required by applicable laws and regulations. In addition to other factors and matters contained or incorporated by reference in this prospectus, it is believed that the following factors, among others, could cause actual results to differ materially from those discussed in the forward-looking statements:

•	the downturn in the global economy and any protracted global recession or a depression;

•	the risk of a protracted fall in steel prices or of price volatility;

•	the risk that excessive capacity may hamper the steel industry’s recovery and prolong the downward cycle;

•	any volatility or increases in the cost, or shortages in the supply, of raw materials, energy and transportation;

•	the risk that unfair practices in steel trade could negatively affect steel prices and reduce ArcelorMittal’s profitability;

•	the risk that national trade restrictions could reduce or eliminate ArcelorMittal’s access to steel markets;

•	the risk that developments in the competitive environment in the steel industry could have an adverse effect on ArcelorMittal’s competitive position;

•	increased competition from other materials, which could significantly reduce market prices and demand for steel products;

•	legislative or regulatory changes, including those relating to protection of the environment and health and safety;

•

the risk that ArcelorMittal’s high level of indebtedness and the adverse conditions prevailing in global credit markets could make it substantially more difficult or expensive to refinance its maturing debt, incur new debt and/or flexibly manage its business;

•	ArcelorMittal’s ability to manage its growth;

•	Mr. Lakshmi N. Mittal’s ability to exercise significant influence over the outcome of shareholder voting;

•	any loss or diminution in the services of Mr. Lakshmi N. Mittal, ArcelorMittal’s Chairman of the Board of Directors and Chief Executive Officer;

•	the risk that the earnings and cash flows of ArcelorMittal’s operating subsidiaries may not be sufficient to meet future needs or for planned dividends or share buy-backs;

•

the risk that changes in assumptions underlying the carrying value of certain assets, including as a result of deteriorating market conditions, could result in impairment of tangible and intangible assets, including goodwill;

•

the risk that significant capital expenditure and other commitments ArcelorMittal has made in connection with past acquisitions may limit its operational flexibility and add to its financing requirements;

•	risks relating to ArcelorMittal’s mining operations;

•	the risk that non-fulfillment or breach of transitional arrangements may result in the recovery of aid granted to some of ArcelorMittal’s subsidiaries;

•	ArcelorMittal’s ability to fund underfunded pension liabilities;

•	the risk of labor disputes;

•	economic policy risks and uncertainties in the countries in which it operates or proposes to operate;

•	the risk of disruption or volatility in the economic, political or social environment in the countries in which ArcelorMittal conducts business;

•	fluctuations in currency exchange rates, commodity prices, energy prices and interest rates;

•	the risk of disruptions to ArcelorMittal’s operations;

•	damage to ArcelorMittal’s production facilities due to natural disasters;

•	the risk that ArcelorMittal’s insurance policies may provide limited coverage;

•	the risk of product liability claims adversely affecting ArcelorMittal’s operations;

•	the risk of potential liabilities from investigations and litigation regarding antitrust matters;

•	the risk of unfavorable changes to, or interpretations of, the tax laws and regulations in the countries in which ArcelorMittal operates;

•	the risk that ArcelorMittal may not be able fully to utilize its deferred tax assets; and

•	the risk that U.S. investors may have difficulty enforcing civil liabilities against ArcelorMittal and its directors and senior management.

These factors are discussed in more detail in this prospectus, including under “Risk Factors,” and in the documents incorporated by reference herein.

PRESENTATION OF CERTAIN INFORMATION

Financial Information

The audited consolidated financial statements of ArcelorMittal (of which Mittal Steel is the predecessor) and its consolidated subsidiaries, including the consolidated balance sheets as of December 31, 2007 and 2008, and the consolidated statements of income, changes in equity and cash flows for each of the years ended December 31, 2006, 2007 and 2008, which we refer to as the

“ArcelorMittal Consolidated Financial Statements,” are contained in ArcelorMittal’s 2008 Form 20-F and have been incorporated by reference in this prospectus. The ArcelorMittal consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The financial information and certain other information presented in a number of tables in this prospectus have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this prospectus reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.

Market Information

This prospectus (including the documents incorporated by reference herein) includes industry data and projections about ArcelorMittal’s markets obtained from industry surveys, market research, publicly available information and industry publications. Statements on ArcelorMittal’s competitive position contained in this prospectus are based primarily on public sources including, but not limited to, publications of the International Iron and Steel Institute. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. ArcelorMittal has not independently verified this data or determined the reasonableness of such assumptions. In addition, in many cases ArcelorMittal has made statements in this prospectus regarding its industry and its position in the industry based on internal surveys, industry forecasts and market research, as well as its own experience. While these statements are believed to be reliable, they have not been independently verified, and ArcelorMittal does not make any representation or warranty as to the accuracy or completeness of such information set forth in this prospectus.

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PROSPECTUS SUMMARY

This summary highlights selected information about ArcelorMittal and the Shares being offered. It may not contain all of the information that may be important to you. Before investing in the Shares, you should read the entire prospectus carefully for a more complete understanding of ArcelorMittal’s business and this offering, including the section entitled “Risk Factors” and the documents incorporated by reference herein, including its annual report on Form 20-F for the year ended December 31, 2008 and its financial statements.

ArcelorMittal

ArcelorMittal is the world’s largest and most global steel producer based on production volumes. It results from the combination in 2006 of Mittal Steel and Arcelor, at the time respectively the world’s largest and second largest steel companies by production volume.

ArcelorMittal had sales of approximately $124.9 billion, steel shipments of approximately 101.7 million tonnes and crude steel production of approximately 103.3 million tonnes for the year ended December 31, 2008, as compared to sales of approximately $105.2 billion, steel shipments of approximately 109.7 million tonnes and crude steel production of approximately 116.4 million tonnes for the year ended December 31, 2007.

ArcelorMittal’s net income attributable to equity holders of the parent for the year ended December 31, 2008 was $9.4 billion, as compared with net income attributable to equity holders of the parent of $10.4 billion for the year ended December 31, 2007.

As of December 31, 2008, ArcelorMittal had equity of $59.2 billion, total debt of $34.1 billion and cash and cash equivalents, including restricted cash, of $7.6 billion, as compared to equity of $61.5 billion, total debt of $30.6 billion and cash and cash equivalents, including restricted cash, of $8.1 billion as of December 31, 2007.

ArcelorMittal has been built on a management strategy that emphasizes size and scale, vertical integration, product diversity and quality, continuous growth in higher value products, a strong employee well-being and customer service focus. ArcelorMittal intends to continue to play a leading role in the consolidation of the global steel industry and to remain the global leader in the steel industry. The Company’s three-dimensional strategy, as described below, is its key to sustainability and growth. ArcelorMittal has unique geographical and product diversification coupled with upstream and downstream integration designed to minimize risk caused by cyclicality.

Geography: ArcelorMittal is the largest steel producer in the Americas, Africa and Europe, and the second largest producer in the Commonwealth of Independent States (“CIS”) region, with a growing presence in Asia, particularly China. ArcelorMittal has steel-making operations in 20 countries on four continents, including 66 integrated, mini-mill and integrated mini-mill steel-making facilities. As of March 31, 2009, ArcelorMittal had approximately 305,000 employees.

ArcelorMittal operates its business in six reportable operating segments: Flat Carbon Americas; Flat Carbon Europe; Long Carbon Americas and Europe; Asia, Africa and CIS (“AACIS”); Stainless Steel; and Steel Solutions and Services. ArcelorMittal’s steel-making operations have a high degree of geographic diversification. Approximately 36% of its steel is produced in the Americas, approximately 49% is produced in Europe and approximately 15% is produced in other countries, such as Kazakhstan, South Africa and Ukraine. In addition, ArcelorMittal’s sales are spread over both developed and developing markets, which have different consumption characteristics.

Products: ArcelorMittal produces a broad range of high-quality finished, semi-finished carbon steel products and stainless steel products. Specifically, ArcelorMittal produces flat products, including sheet and plate, long products, including bars, rods and structural shapes, and stainless steel products. ArcelorMittal sells its products primarily in local markets and through its centralized marketing organization to a diverse range of customers in approximately 180 countries, including the automotive, appliance, engineering, construction and machinery industries.

As a global steel producer, the Company is able to meet the needs of different markets. Steel consumption and product requirements clearly differ between mature economy markets and developing economy markets. Steel consumption in mature economies is weighted towards flat products and a higher value-added mix, while developing markets utilize a higher proportion of long products and commodity grades. To meet these diverse needs, the Company maintains a high degree of product diversification and seeks opportunities to increase the proportion of its product mix consisting of higher value-added products.

Value Chain: ArcelorMittal has significant raw material and mining assets, as well as certain strategic cost-plus based long-term contracts with external suppliers. Through its captive sources ArcelorMittal believes that it is the fifth largest producer of iron ore in the world. In 2008 (assuming full production of iron ore at Dofasco for captive use), approximately 47% of ArcelorMittal’s iron-ore requirements and approximately 13% of its coal requirements were supplied from its own mines or from long-term contracts at many of its operating units. The Company currently has iron ore mining activities in Algeria, Brazil, Bosnia, Canada, Kazakhstan, Mexico, South Africa, Ukraine and the United States and has projects under development or prospective development in Liberia, Senegal, Mauritania and India. The Company currently has coal mining activities in Kazakhstan, Russia, South Africa and the United States. It has projects under prospective development in India and Mozambique, and has a strategic investment in an Australian pulverized coal producer. ArcelorMittal also has made strategic investments in order to secure access to other raw materials including manganese, molybdenum and ferro alloys.

In addition, ArcelorMittal is the world’s largest producer of direct reduced iron, or DRI, which is a scrap substitute used in the mini-mill steel-making process, with total production of approximately 8.1 million tonnes in 2008. ArcelorMittal’s DRI production is primarily used in its mini-mill facilities to supplement external metallics purchases. ArcelorMittal is one of the world’s largest producers of coke, a critical raw material for steel-making produced from metallurgical coal, and it satisfies over 90% of its coke needs through its own production facilities. ArcelorMittal’s facilities have good access to shipping facilities, including through ArcelorMittal’s own 12 deep-water port facilities and linked railway sidings.

ArcelorMittal has its own downstream steel distribution business, primarily run through its division Steel Solutions and Services. It also provides value-added and customized steel solutions through further processing to meet specific customer requirements.

Competitive Strengths

The Company believes that the following factors contribute to its success in the global steel industry:

Market leader. ArcelorMittal is the world’s largest steel producer, with an annual production capacity of over 130 million tonnes of crude steel for the year ended December 31, 2008. Steel shipments for the year ended December 31, 2008 totaled approximately 101.7 million tonnes.

ArcelorMittal is the largest producer of steel in North and South America and Africa, the second largest steel producer in the CIS region, and has a growing presence in Asia, including interests in China. It is also the largest steel producer in the European Union, with significant operations in France, Germany, Belgium, Spain, Luxembourg, Poland, the Czech Republic and Romania. In addition, many of ArcelorMittal’s operating units have access to developing markets that are expected to experience, over time, above-average growth in steel consumption (such as Central and Eastern Europe, South America, Africa and CIS).

ArcelorMittal has a diversified portfolio of products to meet a wide range of customer needs across all steel-consuming industries, including the automotive, appliance, engineering, construction, energy and machinery industries. The Company sells its products in local markets and through a centralized marketing organization to customers in approximately 180 countries. ArcelorMittal’s diversified product offering, together with its distribution network and research and development (“R&D”) programs, enable it to build strong relationships with customers, which include many of the world’s major automobile and appliance manufacturers. With approximately 21% of the worldwide market share of flat steel sheets for the automotive industry, ArcelorMittal is a strategic partner for the major original equipment manufacturers (“OEMs”), and has the capability to build long-term contractual relationships with them based on early vendor involvement, contributions to global OEM platforms and common value-creation programs.

By operating a portfolio of assets that is diversified across product segments and geographical regions, ArcelorMittal benefits from a number of natural hedges designed to foster relatively stable cash flows in normal economic circumstances and protect it over time from weaknesses in any one particular country or region, as well as volatility in commodity and currency markets.

Research and Development. R&D supports ArcelorMittal’s business units in process and product improvement to produce the best quality steel at low cost and environmental impact. With 14 major research centers, ArcelorMittal possesses an R&D capability unique in the steel industry. Their locations worldwide enable quick transfers of achievements to ArcelorMittal plants across the world. In addition, ArcelorMittal’s close relationship with its customers enables it to foster innovation and work with them to meet their evolving needs and develop new steel products and solutions. To improve its research efficiency and to achieve a high level of scientific knowledge, ArcelorMittal maintains strong academic partnerships with world-class scientific and technical universities.

The main focuses of ArcelorMittal’s R&D are:

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In process research, ArcelorMittal places significant emphasis on cost-effective processes (related to energy savings and raw materials selection), quality, environmental improvements and efficient deployments of resulting process improvements throughout its plants worldwide.

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In the automotive sector, ArcelorMittal’s engineering teams resident at customers’ plants work with OEMs from the design stage of new product launches, helping to create vehicles that are lighter, stronger, safer and more attractive to end-purchasers. ArcelorMittal continues to lead the way with advanced high-strength steels (AHSS) and high deformability steels in conjunction with a quick deployment at all worldwide customers’ locations.

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In construction and civil engineering markets, ArcelorMittal works to develop new products and solutions addressing safety, health, cost-efficiency, affordability, durability, energy-efficiency, environmental impact, comfort and transportability.

•	In the appliances industry, ArcelorMittal develops cost-effective products and solutions, while anticipating new legal and regulatory environmental requirements.

•	In the stainless market, ArcelorMittal develops new grades to provide cost-efficient and high value-added products.

•	ArcelorMittal takes part in the development of new energy-saving technologies with the production of new, fully processed grades of electrical steel—a growing presence in the wind energy sector.

For the year ended December 31, 2008, ArcelorMittal’s R&D expense was approximately $295 million.

Diversified and efficient producer. As a vertically-integrated global steel manufacturer with a leading position in many markets, ArcelorMittal benefits from scale and production cost efficiencies in various markets and a measure of protection against the cyclicality of the steel industry and raw materials prices.

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Diversified production process. Approximately 73 million tonnes of crude steel are produced through the basic oxygen furnace route, approximately 26 million tonnes through the electric arc furnace route and approximately 4 million tonnes of crude steel through the open hearth furnace route. This provides ArcelorMittal with greater flexibility in raw material and energy use, and increased ability to meet varying customer requirements in the markets it serves.

•	Product and geographic diversification. By operating a portfolio of assets that are diversified across product segments and geographical areas, ArcelorMittal benefits from a number of natural hedges.

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Upstream integration. ArcelorMittal believes that its relatively high level of self-sufficiency in key raw materials (including 47% iron-ore self-sufficiency, and substantial quantities of metallurgical coal) is a competitive advantage over time. Additionally, ArcelorMittal benefits from the ability to optimize the efficient use of raw materials in its steel-making facilities, a global procurement strategy and the implementation of overall company-wide knowledge management practices with respect to raw materials. Certain of its operating units also have access to infrastructure, such as deep-water port facilities, railway sidings and engineering workshops that lower its transportation and logistics costs.

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Downstream integration. ArcelorMittal’s downstream integration through the Steel Solutions and Service division enables it to provide customized steel solutions to its customers more directly. The Company’s downstream assets have cut-to-length, slitting and other processing facilities, which provide value additions and help it to maximize operational efficiencies.

Business improvement through company-wide Knowledge Management Program. Knowledge sharing and implementation of best practices are an integral part of ArcelorMittal’s management philosophy. Through its global Knowledge Management Program (“KMP”), ArcelorMittal shares, develops and utilizes its knowledge and experience across its facilities to accelerate improvement in business performance. The KMP covers all key functional areas, such as procurement, marketing, logistics and health and safety, as well as the main steps in steel production and processing. The KMP includes ongoing detailed benchmarking, regular technical meetings and information-sharing at the corporate, regional and operating levels and inter-plant expert and operational support to drive performance improvement. The KMP enables each business unit to benefit from the scale and reach of its global presence and to have access to the best practices and experience within the company. ArcelorMittal believes that the KMP provides a differentiating advantage to its business performance by continuously contributing to reduced procurement and conversion costs and enhanced safety, quality, productivity and profitability.

Dynamic responses to steel market challenges and opportunities. ArcelorMittal’s management team has a strong track record and extensive experience in the steel industry. Management had the vision to recognize and take full advantage of the strong steel market trend from 2004 to mid-2008. By responding quickly and decisively to opportunities, management succeeded in building the world’s largest steel company. Even as ArcelorMittal grew in recent years (in large part due to its expertise in acquisitions and turnarounds as described below), it put itself and the steel industry as a whole on stronger footing to weather the current market downturn. The consolidation in the sector led by ArcelorMittal has created an industry with fewer, stronger and more disciplined companies and the industry therefore has adjusted more rapidly to the recent sudden collapse in demand than in past downturns. Management has shown similar dynamism in response to the current market downturn. Following the sudden collapse of the market in September 2008, ArcelorMittal was the leader in the steel sector in taking an aggressive response to the crisis, swiftly implementing production cuts, cost cuts and debt reduction to help it weather the downturn and maintain its leading position. Production cuts have ranged up to 45% across all units since September 2008, and have helped the Company to begin reducing inventories. Planned cost savings of $5 billion over five years have been announced, and debt reduction (with “net debt” (long-term debt net of current portion plus payables to banks and current portion of long-term debt less cash and cash equivalents, restricted cash and short-term investments) targeted for a $10 billion reduction in 2009 from third-quarter 2008 levels) is on track. Management’s flexibility and agility have allowed ArcelorMittal to shift quickly from the growth-oriented approach that prevailed in early 2008 to a crisis response that is focused on prudent deployment of cash and reduction of costs, while continuing to provide customers with superior value-added steel products and solutions.

Proven expertise in steel acquisitions and turnarounds. ArcelorMittal’s management team has proven expertise in successfully acquiring and subsequently integrating operations, and turning around underperforming assets within tight timeframes. The Company utilizes a disciplined approach to investing and uses teams with diverse expertise from different business units across the Company for evaluating any new asset, conducting due diligence and monitoring integration and post-acquisition performance. Since the inception of ArcelorMittal’s predecessor company Mittal Steel in 1989, the Company has grown through a series of acquisitions and by improving the operating performance and financial management at the facilities that it has acquired. In particular, ArcelorMittal seeks to improve acquired businesses by eliminating operational bottlenecks, addressing any historical under-investments and increasing acquired facilities’ capability to produce higher quality steel. The Company introduces focused capital expenditure programs, implements company-wide best practices, balances working capital, ensures adequate management resources and introduces safety and environmental improvements at acquired facilities. ArcelorMittal believes that these operating and financial measures have reduced costs of production, increased productivity and improved the quality of steel produced at these facilities.

Employees. Knowing them to be the Company’s most valuable assets, ArcelorMittal’s management devotes considerable effort towards securing the right people and enhancing their productivity in four key ways: (1) organizational effectiveness, which aligns the organizational structure with the Company’s goals and operations; (2) resourcing, which ensures that the right people are in the right roles; (3) succession planning and development; and (4) performance management through measures such as management review and incentive programs.

Corporate responsibility. In recognition of the significance that ArcelorMittal places on corporate responsibility (“CR”) as an element of its core business strategy, a revised CR strategy has been developed and communicated to employees, investors and other stakeholders. Based on ArcelorMittal’s values and vision, the CR strategy is based on the principles of investing in individuals by focusing on safety, employee development and social dialogue; channeling the Company’s expertise to develop cleaner processes and create more environmentally sound products; and enriching and engaging local communities by measuring the direct economic impacts of ArcelorMittal’s operations. These three principles are underscored by a commitment to transparent governance practices.

Business Strategy

ArcelorMittal’s success has been built on a consistent strategy that emphasizes size and scale, vertical integration, product diversity, continuous growth in higher value products and a strong customer focus. ArcelorMittal intends to continue to be the global leader in the steel industry, in particular through the following:

Three-dimensional strategy for sustainability and growth. ArcelorMittal has unique geographical and product diversification, coupled with upstream and downstream integration that reduces exposure to risk and cyclicality. This strategy can be broken down into its three major elements:

Geography: ArcelorMittal is the largest producer of steel in Europe, North and South America, Africa, the second largest steel producer in the CIS region, and has a growing presence in Asia, particularly in China. ArcelorMittal has steel-making operations in 20 countries on four continents, including 66 integrated, mini-mill and integrated mini-mill steel-making facilities which provide a high degree of geographic diversification. Approximately 36% of its steel is produced in the Americas, approximately 49% is produced in

Europe and approximately 15% is produced in other countries, such as Kazakhstan, South Africa and Ukraine. ArcelorMittal is able to improve management and spread its risk by operating in six segments (Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, AACIS, Stainless Steel, and Steel Solutions and Services) reflecting its geographical and product diversity.

Worldwide steel demand in recent years has been driven by growth in developing economies, in particular in Brazil, Russia, India, China, Eastern Europe and Turkey (the “BRICET” countries). The Company’s expansion strategy over recent years has given it a leading position in Africa, Central and Eastern Europe, South America and Central Asia. The Company is also building its presence in China and India. As these economies develop, local customers will require increasingly advanced steel products as market needs change.

Products: As a global steel producer, ArcelorMittal is able to meet the needs of diverse markets. Steel consumption and product requirements are different in mature economy markets and developing economy markets. Steel consumption in mature economies is weighted towards flat products and a higher value-added mix, while developing markets utilize a higher proportion of long products and commodity grades. To meet these diverse needs, ArcelorMittal maintains a high degree of product diversification and seeks opportunities to increase the proportion of its product mix consisting of higher value-added products. The Company produces a broad range of high-quality finished, semi-finished carbon steel products and stainless steel products.

Value chain: ArcelorMittal has access to high-quality and low-cost raw materials through its captive sources and long-term contracts. ArcelorMittal plans to continue to develop its upstream and downstream integration in the medium-term, following a return to a more favorable market environment. Accordingly, the Company intends in the medium-term to increase selectively its access to and ownership of low-cost raw material supplies, particularly in locations adjacent to, or accessible from, its steel plant operations.

Downstream integration is a key element of ArcelorMittal’s strategy to build a global customer franchise. In high-value products, downstream integration allows steel companies to be closer to the customer and capture a greater share of value-added activities. As its key customers globalize, ArcelorMittal intends to invest in value-added downstream operations, such as steel service centers and building and construction support unit services for the construction industry. In addition, the Company intends to continue to develop its distribution network in selected geographic regions. ArcelorMittal believes that these downstream and distribution activities should allow it to benefit from better market intelligence and better manage inventories in the supply chain to reduce volatility and improve working capital management. Furthermore ArcelorMittal will continue to expand its production of value-added products in developing markets, leveraging off its experience in developed markets.

Organic Growth. Notwithstanding the current downturn, ArcelorMittal’s management believes there will be strong global steel demand growth in the medium and long-term. Accordingly, the Company is maintaining its previously announced strategic growth plan to increase shipments in the medium-term to 130 million tonnes, which represents a 20% increase over 2006 levels, primarily through production improvements at existing facilities. Realization of this plan will nonetheless be delayed due to the postponement of capital expenditures in light of current market conditions and uncertainties.

Mergers and acquisitions/Greenfield growth. Mergers and acquisitions have historically been a key pillar of ArcelorMittal’s strategy to which it brings unique experience, particularly in terms of integration. Instead of creating new capacity, mergers and acquisitions increase industry consolidation and create synergies. ArcelorMittal has also placed strong emphasis on growth in emerging economies through greenfield developments. In light of the current economic and market conditions, ArcelorMittal has temporarily curtailed merger and acquisition and greenfield investment activity until a return to a more favorable market environment.

Corporate and Other Information

ArcelorMittal is a public limited liability company (société anonyme) that was incorporated under the laws of Luxembourg on June 8, 2001. ArcelorMittal is registered at the R.C.S. Luxembourg under number B 82.454. The mailing address and telephone number of ArcelorMittal’s registered office are: 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg, tel: +352 4792-2414. ArcelorMittal’s agent for U.S. federal securities law purposes is ArcelorMittal USA Inc., 1 South Dearborn, Chicago, Illinois 60603, United States of America.

The Offering

Issuer	ArcelorMittal

Shares offered	125,143,915 Shares, without nominal value.

Greenshoe option	ArcelorMittal has granted the Underwriters the right for a period of 30 days to purchase up to an additional 15,738,719 Shares.

Offering Price	€17.10 (or $22.77) per Share.

Voting rights	Each ArcelorMittal share entitles the holder to one vote at a general meeting of shareholders. Luxembourg law distinguishes between ordinary general meetings of shareholders and extraordinary general meetings of shareholders. Extraordinary general meetings of shareholders are convened to vote on any amendment of the Articles of Association and certain other limited matters described below and are subject to the quorum and majority requirements described below. All other general meetings of shareholders are ordinary general meetings of shareholders.

Use of proceeds	The net proceeds of the offering, after deduction of underwriting discounts and commissions and expenses of approximately $0.9 million, amount to approximately $2.816 billion. ArcelorMittal intends to use the proceeds to lengthen its debt maturity profile and repay existing indebtedness under various revolving credit facilities, with maturities ranging from 2010 until 2012. The debt to be repaid currently bears interest at the rate of Libor/Euribor plus approximately 0.32%.

Dividends

Subject to certain limitations set out by Luxembourg law, each ArcelorMittal share is entitled to participate equally in dividends when and if declared by the annual ordinary general meeting of shareholders out of funds legally available for such purposes. The Company’s Articles of Association provide that the annual ordinary general meeting of shareholders may declare a dividend and the Board of Directors may declare interim dividends within the limits permitted by Luxembourg law.

Considering the exceptional global economic conditions since September 2008, on February 10, 2009, the Company’s Board of Directors recommended reducing the annual dividend in 2009 to $0.75 per share (with quarterly dividend payments of $0.1875), subject to the approval of the annual general meeting of shareholders on May 12, 2009. The first new quarterly dividend payment took place on March 16, 2009 (an interim dividend) and, subject to shareholder approval, quarterly dividends are scheduled to take place on this basis on June 15, 2009, September 14, 2009 and December 14, 2009. For more information, see “Dividends and Dividend Policy.”

Listing	ArcelorMittal shares are traded on the following exchanges under the following symbols:

Exchange	Symbol
New York Stock Exchange	MT
Luxembourg Stock Exchange	MT
NYSE Euronext European markets (Paris, Amsterdam and Brussels)	MT
Spanish Stock Exchanges	MTS

Risk factors	See “Risk Factors” beginning on page 10 and the other information included or incorporated by reference in this prospectus and in ArcelorMittal’s public filings with the SEC for a discussion of certain important risks you should carefully consider before deciding to invest in the Shares.

Timing and Delivery	We currently anticipate that the delivery of the Shares will occur on May 6, 2009.

Concurrent Note Offering	Concurrently with this offering, we are offering $700 million aggregate principal amount of 5.00% Convertible Senior Notes due 2014 (or a total of $800 million aggregate principal amount of notes if the Representatives on behalf of the Underwriters exercise the Underwriters’ option to purchase additional notes in full) pursuant to a separate registration statement and prospectus. Although this common share offering is not contingent upon the note offering and the note offering is not contingent upon this common share offering, we currently anticipate raising approximately $3.55 billion in aggregate gross proceeds from the two offerings (up to approximately $4.0 billion if the Representatives on behalf of the Underwriters exercise the Underwriters’ option to purchase additional shares and notes for each offering in full). However, amounts sold in each offering may increase or decrease based on market conditions relating to that particular security. For additional details about the note offering, see “Concurrent Note Offering.”

Share Lending Arrangement

While ArcelorMittal holds 78.6 million shares in treasury that may be offered and sold in the offering described herein, it currently has neither standing corporate authorization to issue shares nor sufficient shares in treasury to satisfy all its share delivery obligations under the offering described herein or the concurrent note offering or its existing convertible notes. A resolution that would enable the issuance of new shares for these purposes has been proposed for vote at the shareholders’ meeting scheduled for May 12, 2009. In addition the terms and conditions of the concurrent note offering provide for the option for the issuer to satisfy its obligations in cash.

Accordingly, Ispat International Investments, SL and ArcelorMittal will enter into a share lending agreement, pursuant to which Ispat International Investments, SL will agree to make available for borrowing by ArcelorMittal, at any time and from time to time, shares of common stock of ArcelorMittal up to, in the aggregate, a maximum amount of 98 million shares, in consideration for the payment of a loan fee accruing at a daily rate equal to $0.00067 per loaned share for the period from and including May 15, 2009 to, but excluding, the date on which such loaned shares are returned to the lender.

The share lending agreement will provide that ArcelorMittal may terminate all or any portion of any loan made thereunder at any time and that all outstanding loans shall terminate on the date which is three business days after the date on which a general meeting of shareholders of ArcelorMittal has approved a resolution approving sufficient authorized share capital and authorizing the Board of directors of the Company to cancel the preferential subscription right of existing shareholders to allow return to the lender of all borrowed shares. Subject to this condition being met, it is expected that shares to be delivered by ArcelorMittal to Ispat International Investments, SL upon termination of the loan(s) will be newly issued shares issued in favor of Ispat International Investments, SL (with a cancellation of the shareholders’ preferential subscription right).

Summary Consolidated Financial Information and Operating Data

The following tables present selected consolidated financial information of ArcelorMittal and, where relevant, of its predecessor company Mittal Steel Company N.V., as of and for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, prepared in accordance with IFRS. This selected consolidated financial information should be read in conjunction with the ArcelorMittal Consolidated Financial Statements, including the notes thereto, incorporated by reference herein.

Statement of Income Data
(Amounts in $ millions except per share data and percentages)

	For the year ended December 31,
	2004	2005	2006	2007	2008
Sales(1)	$20,612	$28,132	$58,870	$105,216	$124,936
Cost of sales (including depreciation and impairment)(2)(3)	14,422	22,341	48,378	84,953	106,110
Selling, general and administrative	676	1,062	2,960	5,433	6,590
Operating income	5,514	4,729	7,532	14,830	12,236
Operating income as percentage of sales	26.80%	16.80%	12.80%	14.10%	9.79%
Other income—net	1,143	214	49	—	—
Income from investments in associates and joint ventures	149	86	301	985	1,653
Financing costs—net	(214)	(353)	(654)	(927)	(2,352)
Income before taxes	6,592	4,676	7,228	14,888	11,537
Net income (including minority interest)	5,625	3,795	6,106	11,850	10,439
Net income attributable to equity holders of the parent	5,210	3,301	5,247	10,368	9,399
Basic earnings per common share(4)	$8.10	$4.80	$5.31	$7.41	$6.80
Diluted earnings per common share(4)	$8.10	$4.79	$5.30	$7.40	$6.78
Dividends declared per share(5)	—	$0.30	$0.50	$1.30	$1.50

Balance Sheet Data
(Amounts in $ millions except share data)

	As of December 31,
	2004	2005	2006	2007	2008
Cash and cash equivalents, including short-term investments and restricted cash	$2,634	$2,149	$6,146	$8,105	$7,587
Property, plant and equipment	11,058	19,045	54,573	61,994	60,755
Total assets	21,692	33,867	112,681	133,625	133,088
Short-term debt and current portion of long-term debt	341	334	4,922	8,542	8,409
Long-term debt, net of current portion	1,639	7,974	21,645	22,085	25,667
Net assets	11,079	15,457	50,228	61,535	59,230
Basic weighted average common shares outstanding (millions)	643	687	988	1,399	1,383
Diluted weighted average common shares outstanding (millions)	643	689	990	1,401	1,386

Other Data
(Amounts in $ millions except volume data)

	For the year ended December 31,
	2004	2005	2006	2007	2008
Net cash provided by operating activities	$4,300	$3,874	$7,122	$16,532	$14,652
Net cash (used in) investing activities	(656)	(7,512)	(8,576)	(11,909)	(12,428)
Net cash (used in) provided by financing activities	(2,118)	3,349	5,445	(3,417)	(2,132)
Total production of crude steel (thousands of tonnes)	39,362	48,916	85,620	116,415	103,326
Total shipments of steel products (thousands of tonnes)(6)	35,067	44,614	78,950	109,724	101,691

(1)	Including $2,235 million, $2,339 million, $3,847 million, $4,767 million and $6,411 million of sales to related parties for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, respectively. (See note 13 to the ArcelorMittal Consolidated Financial Statements.)
(2)	Including $1,021 million, $914 million, $1,740 million, $2,408 million and $2,391million of purchases from related parties for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, respectively.
(3)	Including depreciation and impairment of $734 million, $1,113 million, $2,324 million, $4,570 million and $6,100 million for the years ended December 31, 2004, 2005, 2006, 2007 and 2008, respectively.
(4)	Earnings per common share are computed by dividing net income attributable to equity holders of ArcelorMittal by the weighted average number of common shares outstanding during the periods presented, considering retroactively the shares issued by Mittal Steel in connection with its acquisition of LNM Holdings N.V. in 2004.
(5)	This does not include the dividends declared in 2004 by LNM Holdings prior to its acquisition by Ispat International (a predecessor entity of Mittal Steel).
(6)	Shipment volumes of steel products for the operations of the Company include certain inter-company shipments.

RISK FACTORS

An investment in ArcelorMittal’s Shares involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. The Company’s business, financial condition and results of operations could be materially and adversely affected by any of these risks. The trading price of ArcelorMittal’s Shares could decline due to any of these risks, and you may lose all or part of your investment. The risks described below are those known to ArcelorMittal and that it currently believes may materially affect it.

Risks Related to the Global Economy and the Steel Industry.

The downturn in the global economy that accelerated during the second half of 2008 has caused a sharp reduction in worldwide demand for steel, and a protracted global recession or a depression would have a material adverse effect on the steel industry and ArcelorMittal.

ArcelorMittal’s activities and results are affected by international, national and regional economic conditions. Starting in September 2008, a steep downturn in the global economy, sparked by uncertainty in credit markets and deteriorating consumer confidence, has sharply reduced demand for steel products. This has had, and continues to have, a pronounced negative effect on ArcelorMittal’s business and results of operations.

If global macroeconomic conditions continue to deteriorate, the outlook of steel producers will worsen further. In particular, a significant and prolonged recession or depression in the United States and Europe, or significantly slower growth or the spread of recessionary conditions to emerging economies that are substantial consumers of steel (such as China, Brazil, Russia and India, as well as emerging Asian markets, the Middle East and the CIS regions) would exact a heavy toll on the steel industry. Continued financial weakness among substantial consumers of steel products, such as the automotive industry (to which ArcelorMittal shipped approximately 15.2 million tonnes of steel in 2008) and the construction industry, or the bankruptcy of any large companies in such industries, would exacerbate the negative trend in market conditions. Despite ArcelorMittal’s size and global breadth, protracted declines in steel consumption caused by poor economic conditions in one or more of its major markets or by the deterioration of the financial condition of its key customers would have a material adverse effect on demand for its products and hence on its results.

The Company has announced and is implementing a variety of measures in response to the market downturn and the worldwide collapse in demand for steel products. These include: postponing target completion dates for the realization of previously announced shipment growth objectives; implementing a series of cost-reduction and productivity improvement measures in view of achieving $5 billion in cost savings over the next five years; implementing temporary cuts in steel production of up to 40-45% globally in order to seek to accelerate inventory reduction; and targeting a $10 billion reduction in net debt by the end of 2009. These initiatives may not prove sufficient, in terms of cost-reduction or in realigning ArcelorMittal’s production levels with reduced demand, to maintain ArcelorMittal’s profitability going forward.

A protracted fall in steel prices would have a material adverse effect on the results of ArcelorMittal, as could price volatility.

Steel prices are volatile and the global steel industry has historically been cyclical. After rising during 2007 and through the summer of 2008, steel prices in global markets fell sharply beginning in the late summer of 2008 as a result of collapsing demand and the resulting excess supply in the industry. The fall in prices during this period adversely affected the results of steel producers generally, including ArcelorMittal, as a result of lower revenues and write-downs of finished steel products and raw material inventories.

Steel prices are sensitive to trends in cyclical industries, such as the automotive, construction, appliance, machinery, equipment and transportation industries, which are the significant markets for ArcelorMittal’s products. In the past, substantial price decreases during periods of economic weakness have not always been offset by commensurate price increases during periods of economic strength. Although prices are expected to stabilize at some point, the timing and extent of price recovery or return to prior levels cannot be predicted. An eventual rebound in steel prices will likely depend on a broad recovery from the current global economic downturn, although the length and nature of business cycles affecting the steel industry have historically been unpredictable. If the downturn in steel prices were to be protracted, this would materially and adversely affect ArcelorMittal’s revenues and profitability including through possible further write-downs of steel product and raw materials inventories.

Excess capacity, resulting in part from expanded production in China and other developing economies in recent years, may hamper the steel industry’s recovery and prolong the downward cycle.

In addition to economic conditions and prices, the steel industry is affected by other factors such as worldwide production capacity and fluctuations in steel imports/exports and tariffs. Historically, the steel industry has suffered from substantial over-capacity, and it is possible in the context of the current downturn that global production levels will fail to adjust fully to rapidly falling demand or that production increases will outstrip demand increases in the early stages of recovery, resulting in an extended period of depressed prices and industry weakness.

ArcelorMittal has already made significant production cuts in response to the current economic crisis, as have other steel producers. ArcelorMittal also expects that consolidation in the steel sector in recent years should, as a general matter, help producers to maintain more consistent performance through the down cycle by preventing fewer duplicate investments and increasing producers’ efficiency, economies of scale and bargaining power with customers and suppliers. In the context of a severe and/or protracted economic downturn, however, the chronic overcapacity that plagued the industry during the period from 1973 to 2000 may re-emerge.

As demand for steel has surged in China, India and other emerging markets, steel production capacity in these markets has also surged, and China is now the largest worldwide steel producing country by a significant margin. In 2006, China became a net exporter of steel, exerting downward pressure on steel prices in the European and U.S. markets in that year, though its exports then slowed in 2007. In the second half of 2008, capacity expansion in the Chinese mills slowed and capacity utilization rates declined, resulting in decreased exports. In the future, however, any significant excess capacity in China and increased exports by Chinese steel companies would weigh on steel prices in many markets.

Volatility in the prices of raw materials, energy and transportation, including mismatches between trends in prices for raw materials and steel, as well as limitations on or disruptions in the supply of raw materials, could adversely affect ArcelorMittal’s profitability.

Steel production requires substantial amounts of raw materials and energy, including iron ore, coking coal and coke, scrap, electricity and natural gas. In recent years, and particularly in 2006, 2007, and through the first half of 2008, there was a sharp rise in the prices of a number of commodities essential for the process of steel-making. In particular, the annual benchmark price of iron ore rose 65% in 2008 due, among other things, to the dynamics of supply (concentration in the mining industry) and demand (including the surge in Chinese demand). Spot prices of iron ore have decreased sharply as a result of the global economic downturn and lower steel demand, and at year-end 2008 were 57% lower than they were in June 2008. The prices of coking coal, zinc and nickel, as well as scrap, have also decreased substantially during the last few months.

The availability and prices of raw materials may be negatively affected by, among other factors, new laws or regulations; suppliers’ allocations to other purchasers; business continuity of suppliers; interruptions in production by suppliers; accidents or other similar events at suppliers’ premises or along the supply chain; wars, natural disasters and other similar events; changes in exchange rates; consolidation in steel-related industries; the bargaining power of raw material suppliers; worldwide price fluctuations; and the availability and cost of transportation. The raw materials industry is highly concentrated and producers possessed substantial pricing power during the recent periods of high demand. Although ArcelorMittal has substantial captive sources of iron ore and coal from its own mines and has new mines under development, it also obtains a substantial portion of its raw materials requirements under long-term supply contracts (including with Brazilian mining company Companhia Vale do Rio Doce, now known as Vale). Any prolonged interruption in the supply of raw materials or energy, or substantial volatility in their costs that steel companies are not able to pass on to customers, could adversely affect the business, financial condition, results of operations or prospects of ArcelorMittal and other steel companies.

In addition, energy costs, including the cost of electricity and natural gas, make up a substantial portion of the cost of goods sold by steel companies. The price of energy has varied significantly in the past several years and may vary significantly in the future largely as a result of market conditions and other factors beyond the control of steel companies, including significant volatility in oil prices. Because the production of direct reduced iron and the re-heating of steel involve the use of significant amounts of natural gas, steel companies are sensitive to the price of natural gas and dependent on having access to reliable supplies.

Although the prices of raw materials have recently dropped along with the price of steel, and these prices are as a general matter highly correlated, there can be no guarantee that they will continue to move in tandem. In addition, ArcelorMittal sources a substantial portion of its raw materials through contracts with prices fixed annually, creating the risk of adverse differentials between its own production cost and steel price trends, such as that which occurred in late 2008 leading to a margin squeeze as well as provisions for certain raw material supply contracts. Moreover, if raw materials and energy prices rise significantly (whether due to scarcity of supply or other reasons) but prices for steel do not increase commensurately, it would have a negative effect on ArcelorMittal’s business, financial condition and results of operations or prospects.

Unfair practices in steel trade could negatively affect steel prices and reduce ArcelorMittal’s profitability.

ArcelorMittal is exposed to the effects of “dumping” and other unfair trade and pricing practices by competitors. Moreover, government subsidization of the steel industry remains widespread in certain countries, particularly those with centrally-controlled economies. As a consequence of the current global financial crisis, there is a risk of increased unfairly-traded steel imports into North America, Europe, and other markets in which ArcelorMittal produces and sells its products. Such imports could have the effect of reducing prices and demand for ArcelorMittal products.

National trade restrictions could reduce or eliminate ArcelorMittal’s access to steel markets.

ArcelorMittal has international operations and makes sales throughout the world and therefore its businesses have significant exposure to the effects of trade actions and barriers. Various countries have in the past instituted, or are currently contemplating the institution of, trade actions and barriers. ArcelorMittal cannot predict the timing and nature of similar or other trade actions. Because of the international nature of ArcelorMittal’s operations, it may be affected by any trade actions or restrictions introduced by any country in which it sells, or has the potential to sell, its products. Any such trade actions could materially and adversely affect ArcelorMittal’s business by reducing or eliminating ArcelorMittal’s access to steel markets.

Developments in the competitive environment in the steel industry could have an adverse effect on ArcelorMittal’s competitive position and hence its business, financial condition, results of operations or prospects.

The markets in which steel companies operate are highly competitive. Competition, whether from established market participants or new entrants such as exporters of excess capacity from markets such as China, could cause ArcelorMittal to lose market share, increase expenditures or reduce pricing, any one of which could have a material adverse effect on its business, financial condition, results of operations or prospects.

Competition from other materials could significantly reduce market prices and demand for steel products and thereby reduce ArcelorMittal’s cash flow and profitability.

In many applications, steel competes with other materials that may be used as steel substitutes, such as aluminum (particularly in the automobile industry), cement, composites, glass, plastic and wood. Additional substitutes for steel products could significantly reduce market prices and demand for steel products and thereby reduce ArcelorMittal’s cash flow and profitability.

ArcelorMittal is subject to stringent environmental laws and regulations that give rise to significant costs and liabilities, including those arising from environmental remediation programs.

ArcelorMittal is subject to a broad range of environmental laws and regulations in each of the jurisdictions in which it operates. These laws and regulations, as interpreted by relevant agencies and the courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, and the remediation of environmental contamination. The costs of complying with, and the imposition of liabilities pursuant to, environmental laws and regulations could be significant. Failure to comply could result in the assessment of civil and criminal penalties, the suspension of permits, requirements to curtail or suspend operations, and lawsuits by third parties. Despite ArcelorMittal’s efforts to comply with environmental laws and regulations, there remains a risk that environmental incidents or accidents may occur that may negatively affect its reputation or the operations of the relevant facility.

Compliance with environmental obligations may require additional capital expenditures or modifications in operating practices. For example, U.S. laws and regulations and EU Directives, as well as any new or additional environmental compliance requirements that may arise out of the implementation by different countries of the Kyoto Protocol (United Nations Framework on Climate Change, 1992) and future, more stringent greenhouse gas restrictions and emissions trading schemes, may require changes to the operations of steel facilities, further reductions in emissions and the purchase of emission rights.

ArcelorMittal also incurs costs and liabilities associated with the assessment and remediation of contaminated sites. In addition to the impact on current facilities and operations, environmental remediation obligations can give rise to substantial liabilities with respect to divested assets and past activities. This may also be the case for acquisitions when liabilities for past acts or omissions are not adequately reflected in the terms and price of acquisition. ArcelorMittal could become subject to further remediation obligations in the future, as additional contamination is discovered or cleanup standards become more stringent.

Costs and liabilities associated with mining activities include those resulting from tailings and sludge disposal, effluent management, and rehabilitation of land disturbed during mining processes. ArcelorMittal could become subject to unidentified liabilities in the future, such as those relating to uncontrolled tailings breaches or other future events or to underestimated emissions of polluting substances.

ArcelorMittal operations may be located in areas where communities may regard its activities as having a detrimental effect on their natural environment and conditions of life. Any actions taken by such communities in response to such concerns could compromise ArcelorMittal’s profitability or, in extreme cases, the viability of an operation or the development of new activities in the relevant region or country.

ArcelorMittal is subject to stringent health and safety laws and regulations that give rise to significant costs and liabilities.

ArcelorMittal is subject to a broad range of health and safety laws and regulations in each of the jurisdictions in which it operates. These laws and regulations, as interpreted by relevant agencies and the courts, impose increasingly stringent health and safety protection standards regarding, among other things, employee health and safety. The costs of complying with, and the imposition of liabilities pursuant to, health and safety laws and regulations could be significant, and failure to comply could result in the assessment of civil and criminal penalties, the suspension of permits or operations, and lawsuits by third parties. Such failure to comply could also result in penalties resulting in the loss of key management, which may have a negative impact on ArcelorMittal’s business.

Despite ArcelorMittal’s efforts to comply with health and safety laws and regulations, there remains a risk that health and safety accidents may occur that may result in costs and liabilities and negatively impact ArcelorMittal’s reputation or the operations of the affected facility. Such incidents could include explosions or gas leaks, fires or collapses in underground mining operations, vehicular accidents, or other incidents involving mobile equipment. Such incidents could lead to production stoppages, loss of key personnel, the loss of key assets, or put employees or persons living in the surroundings of sites or mines at risk.

ArcelorMittal may continue to be exposed to increased operational costs due to the costs and lost time associated with the HIV/AIDS and malaria infection rates within its workforce in Africa and other regions. Because ArcelorMittal operates globally, ArcelorMittal may be affected by potential avian flu outbreaks in any of the regions in which it operates.

Under certain circumstances, authorities could require ArcelorMittal facilities to curtail or suspend operations based on health and safety concerns. For example, following accidents in 2006 and 2007 that resulted in numerous fatalities, the Kazakh government threatened to revoke the operating license of ArcelorMittal Temirtau unless certain additional safety measures are implemented at its facilities. ArcelorMittal is working on improvements agreed upon with the Kazakh government that are not yet completed; therefore the threat to revoke the operating license of ArcelorMittal Temirtau still exists.

Risks Related to ArcelorMittal

ArcelorMittal has a substantial amount of indebtedness, which, along with adverse conditions prevailing in global credit markets, could make it more difficult or expensive to refinance its maturing debt, incur new debt and/or flexibly manage its business.

As of December 31, 2008, ArcelorMittal had total debt outstanding of $34.1 billion, consisting of $8.4 billion of short-term indebtedness (including payables to banks and the current portion of long-term debt) and $25.7 billion of long-term indebtedness. As of December 31, 2008, ArcelorMittal had $7.6 billion of cash and cash equivalents, including short-term investments and restricted cash, and $5.8 billion available to be drawn under existing credit facilities (although $4.2 billion is earmarked under current Company policy as “back-up” for its commercial paper program). Substantial amounts of indebtedness mature in 2009 ($8.4 billion), 2010 ($8.1 billion), 2011 ($3.9 billion) and 2012 ($7.7 billion) although ArcelorMittal has recently secured refinancing commitments from banks for two “Forward Start” facilities (i.e., a committed facility to refinance an existing facility upon its maturity) that, if drawn, would effectively extend the maturities of $4.8 billion of lines of credit (drawn and undrawn) to 2012 (from original maturity dates ranging from 2009 to 2011).

In response to the downturn in the global steel market and difficult credit market conditions, ArcelorMittal is targeting a reduction in net debt of $10 billion by the end of 2009. While ArcelorMittal achieved $6 billion of this reduction in the fourth quarter of 2008 (of which a substantial portion resulted from the unwinding of a hedging transaction and gains on an asset disposal), there can be no assurance that it will attain the full amount of the targeted reduction. If the steel market deteriorates further, consequently reducing operating cash flows, ArcelorMittal may come under liquidity pressure, depending in particular on conditions in the credit markets. Credit default swaps on ArcelorMittal debt, although illiquid and driven by technical or speculative factors, have traded at elevated spreads since the fall of 2008, although easing somewhat since early 2009. ArcelorMittal could, in order to increase financial flexibility during a period of reduced availability of credit, implement capital raising measures such as an equity offering or asset disposals, which could in turn create a risk of diluting existing shareholders, receiving relatively low proceeds and/or causing substantial accounting losses (particularly if done in difficult market conditions).

ArcelorMittal’s principal financing facilities—that is, the $3.2 billion term and revolving credit facility, which was amended on February 6, 2007 and on March 14, 2008 (the “2005 Credit Facility”), the $800 million committed multi-currency letter of credit facility (the “Letter of Credit Facility”), the €17 billion (approximately $25 billion) term and revolving credit facility entered into on November 30, 2006 (the “€17 Billion Facility”) and the $4 billion revolving credit facility entered into on May 13, 2008, which was amended on October 23, 2008 (the “$4 Billion Facility”)—contain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and ArcelorMittal’s ability to dispose of assets in certain circumstances. These facilities also include financial covenants: a leverage ratio (that must not exceed 3.5 to 1) in the 2005 Credit Facility, the €17 Billion Facility and the $4 Billion Facility; and an interest coverage ratio (that must be greater than 4 to 1) in the Letter of Credit Facility. Failure to comply with these covenants would enable the lenders to accelerate ArcelorMittal’s repayment obligations. Moreover, ArcelorMittal’s debt facilities and its guarantees have provisions whereby certain events relating to other borrowers within the ArcelorMittal group could, under certain circumstances, lead to acceleration of debt repayment under other ArcelorMittal credit facilities. Any possible invocation of these cross-acceleration clauses could cause some or all of the other guaranteed debt to accelerate, exacerbating liquidity pressures. At December 31, 2008, ArcelorMittal’s interest coverage ratio was approximately 12 to 1 and its leverage ratio was approximately 1.1 to 1. Limitations arising from these restrictive and financial covenants in its credit facilities could limit ArcelorMittal’s operating and financial flexibility, including to distribute dividends, make capital expenditures or engage in strategic acquisitions or investments in accordance with current or future policies.

ArcelorMittal’s high level of debt outstanding could have adverse consequences more generally, including by impairing its ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes, and limiting its flexibility to adjust to changing market conditions or withstand competitive pressures, resulting in greater vulnerability to a downturn in general economic conditions.

Furthermore, most of ArcelorMittal’s current borrowings are at variable rates of interest and thereby expose ArcelorMittal to interest rate risk (i.e., if interest rates rise, ArcelorMittal’s debt service obligations on its variable rate indebtedness would increase). Depending on market conditions, ArcelorMittal may use interest-rate swaps or other financial instruments to hedge a portion of its interest rate exposure either from fixed to floating or floating to fixed. As of December 31, 2008, approximately 21% (18% after taking swaps into account) of ArcelorMittal’s outstanding indebtedness was at fixed rates of interest.

ArcelorMittal’s long-term corporate credit rating is currently BBB+ according to Standard & Poor’s Ratings Services and Fitch Ratings and Baa2 according to Moody’s Investor Services. On February 12, 2009, Standard & Poor’s Ratings Services affirmed the Company’s BBB+ long-term corporate credit rating but revised its outlook to negative from stable, citing the current macroeconomic environment and the sharp deterioration of conditions in the steel industry. On March 20, 2009, Fitch Ratings placed ArcelorMittal’s rating of BBB+ on Rating Watch Negative, citing evidence of a further weakening of the global economy and steel market conditions beyond the agency’s previous expectations, and uncertain volume and pricing trends for 2009 and 2010. On April 7, 2009, Moody’s Investors Service placed ArcelorMittal’s Baa2 long term and P2 short -term ratings on review for possible downgrade in light of continued weakness in the steel markets. The ratings agencies could downgrade ArcelorMittal’s ratings either due to factors specific to ArcelorMittal, a prolonged cyclical downturn in the steel industry, or ongoing difficult conditions in the credit markets. Any decline in ArcelorMittal’s credit rating would increase its cost of borrowing and could significantly harm its financial condition, results of operations and profitability, including its ability to refinance its existing indebtedness.

ArcelorMittal results from a merger of two companies in 2006/2007 and has continued to grow through acquisitions subsequently. The failure to manage the company’s growth and integration could significantly harm ArcelorMittal’s future results and require significant expenditures to address the operational and control requirements of this growth.

ArcelorMittal results from Mittal Steel’s acquisition of Arcelor, a company of approximately equivalent size, in August 2006 and the subsequent merger of the two companies in 2007. Since the completion of these transactions, the combined company has reached significant milestones in its operational integration process, having consolidated support functions, optimized its supply chain and procurement structure, and leveraged research and development services across a larger base, thereby achieving cost savings and revenue synergies, as well as other benefits.

The combined company has continued, as did its predecessor companies, to make numerous and substantial acquisitions and investments, with transactions of approximately $9.7 billion (including cash purchase price, assumed net debt and shares issued at fair market value) completed in 2008. Such growth has entailed significant investment and increased operating costs and has required greater allocation of management resources away from daily operations. In addition, managing this growth has required, among other things, the continued development of ArcelorMittal’s financial and management information control systems, the integration of acquired assets with existing operations and the adoption of manufacturing best practices, attracting and retaining qualified management and personnel as well as the continued training and supervision of such personnel, and the ability to manage the risks and liabilities associated with the acquired businesses. Failure to manage such growth, while at the same time maintaining adequate focus on the existing assets of ArcelorMittal—especially in the context of the current difficult economic environment—could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects. In particular, if the continued integration of recent acquisitions is not successful, ArcelorMittal’s operating results may be harmed, it may lose key personnel and key customers, and it may not be able to retain or expand its market position.

Mr. Lakshmi N. Mittal has the ability to exercise significant influence over the outcome of shareholder voting.

As of December 31, 2008, Mr. Lakshmi N. Mittal (along with his wife, Mrs. Usha Mittal) own 623,285,000 of ArcelorMittal’s outstanding common shares, representing approximately 45.63% of ArcelorMittal’s outstanding voting shares. Consequently, Mr. Lakshmi N. Mittal has the ability to influence significantly the decisions adopted at the ArcelorMittal general meetings of shareholders, including matters involving mergers or other business combinations, the acquisition or disposition of assets, issuances of equity and the incurrence of indebtedness. Mr. Lakshmi N. Mittal also has the ability to significantly influence a change of control of ArcelorMittal.

The loss or diminution of the services of the Chairman of the Board of Directors and Chief Executive Officer of ArcelorMittal could have a material adverse effect on its business and prospects.

The Chairman of the Board of Directors and Chief Executive Officer of ArcelorMittal, Mr. Lakshmi N. Mittal, has for over a quarter of a century contributed significantly to shaping and implementing the business strategy of Mittal Steel and subsequently ArcelorMittal. His strategic vision was instrumental in the creation of the world’s largest and most global steel group. The loss or any diminution of the services of the Chairman of the Board of Directors and Chief Executive Officer could have a material adverse effect on ArcelorMittal’s business and prospects. ArcelorMittal does not maintain key man life insurance on its Chairman of the Board of Directors and Chief Executive Officer.

ArcelorMittal is a holding company that depends on the earnings and cash flows of its operating subsidiaries, which may not be sufficient to meet future operational needs or for shareholder distributions.

Because ArcelorMittal is a holding company, it is dependent on the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses, meet its debt service obligations, pay any cash dividends or distributions on its common shares or conduct share buy-backs. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions or prohibitions on such operating subsidiaries’ ability to pay dividends. Under the laws of Luxembourg, ArcelorMittal will be able to pay dividends or distributions only to the extent that it is entitled to receive cash dividend distributions from its subsidiaries, recognize gains from the sale of its assets or record share premium from the issuance of shares.

If earnings and cashflows of its operating subsidiaries are substantially reduced, ArcelorMittal may not be in a position to meet its operational needs or to make shareholder distributions in line with announced proposals or at all.

Changes in assumptions underlying the carrying value of certain assets, including as a result of deteriorating market conditions, could result in impairment of such assets, including intangible assets such as goodwill.

At each reporting date, ArcelorMittal reviews the carrying amounts of its tangible and intangible assets (excluding goodwill, which is reviewed at least annually) to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset is reviewed in order to determine the amount of the impairment, if any. The recoverable amount is the higher of its net selling price (fair value reduced by selling costs) and its value in use.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, an impairment loss is recognized. An impairment loss is recognized as an expense immediately as part of operating income in the statement of income.

Goodwill represents the excess of the amounts ArcelorMittal paid to acquire subsidiaries and other businesses over the fair value of their net assets at the date of acquisition. Goodwill is reviewed for impairment annually at the cash generating unit level or whenever changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amounts of the cash generating units are determined from value in use calculations, which depend on certain key assumptions. These include assumptions regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market rates for investments of similar risk. The growth rates are based on the Company’s growth forecasts which are in line with industry trends. Changes in selling prices and direct costs are based on historical experience and expectations of future changes in the market. See notes 2 and 8 to the ArcelorMittal Consolidated Financial Statements.

If management’s estimates change, the estimate of the fair value of goodwill could fall significantly and result in impairment. While impairment of goodwill does not affect reported cash flows, it does result in a non-cash charge in the consolidated income statement, which could have a material adverse effect on ArcelorMittal’s results of operations or financial position. Based on its impairment review during 2008, the Company recorded $131 million of impairment of goodwill and a $429 million reduction of goodwill. At December 31, 2008, the Company had $13.6 billion of goodwill and $2.5 billion of other intangibles.

The Company also analyzes at each reporting date the recoverable amount of its manufacturing property, plant and equipment based on its value in use, and records an expense to the extent that the recoverable amount is less than the carrying amount. For the year ended December 31, 2008, the Company recorded an impairment loss of $499 million in this respect.

No assurance can be given as to the absence of significant further impairment charges in future periods, particularly if market conditions deteriorate further.

The significant capital expenditure and other commitments ArcelorMittal has made in connection with past acquisitions may limit its operational flexibility and add to its financing requirements.

In connection with the acquisition of some of its operating subsidiaries, ArcelorMittal made significant capital expenditure commitments and other commitments under privatization and other major contracts. ArcelorMittal expects to fund these capital expenditure commitments and other commitments primarily through internal sources, but ArcelorMittal can make no assurances that it will be able to generate or obtain sufficient funds to meet these requirements or to complete these projects on a timely basis or at all. In addition, completion of these projects may be affected by factors that are beyond the control of ArcelorMittal. See note 22 to the ArcelorMittal Consolidated Financial Statements.

ArcelorMittal has also made commitments relating to employees at some of its operating subsidiaries. It has agreed, in connection with the acquisition of interests in these subsidiaries, including the acquisition of Arcelor, that it will not make collective dismissals for certain periods. These periods generally extend for several years following the date of acquisition. The inability to make such dismissals may affect ArcelorMittal’s ability to coordinate its workforce and efficiently manage its business in response to changing market conditions in the areas affected, though ArcelorMittal may implement productivity improvement measures by voluntary means when required.

ArcelorMittal may not be able to remain in compliance with some or all of these requirements in the future. Failure to remain in compliance may result in forfeiture of part of ArcelorMittal’s investment and/or the loss of tax and regulatory benefits.

ArcelorMittal’s mining operations are subject to mining risks.

ArcelorMittal operates mines and has substantially increased the scope of its mining activities by making several large upstream acquisitions in 2007 and 2008. Mining operations are subject to hazards and risks normally associated with the exploration, development and production of natural resources, any of which could result in production shortfalls or damage to persons or property. In particular, hazards associated with open-pit mining operations include, among others:

•	flooding of the open pit;

•	collapse of the open-pit wall;

•	accidents associated with the operation of large open-pit mining and rock transportation equipment;

•	accidents associated with the preparation and ignition of large-scale open-pit blasting operations;

•	production disruptions due to weather; and

•	hazards associated with the disposal of mineralized waste water, such as groundwater and waterway contamination.

Hazards associated with underground mining operations, of which ArcelorMittal has several, include, among others:

•	underground fires and explosions, including those caused by flammable gas;

•	cave-ins or falls of ground;

•	discharges of gases and toxic chemicals;

•	flooding;

•	sinkhole formation and ground subsidence;

•	other accidents and conditions resulting from drilling; and

•	blasting and removing, and processing material from, an underground mine.

ArcelorMittal is at risk of experiencing any or all of these hazards. For example, in September 2006, a methane gas explosion at ArcelorMittal’s Lenina underground mine in Kazakhstan caused 41 fatalities and required a two-day production shutdown to fully investigate the incident. A full investigation was carried out along with the Kazakh Government Commission and production was restarted upon clearance by this Commission. In January 2008, a methane gas explosion at ArcelorMittal’s Abaiskaya underground mine in Kazakhstan resulted in 30 fatalities and a cessation or disruption of operations for six months. On June 2, 2008 a coal and gas explosion caused by an unpredictable geological failure took place at the Tentekskaya mine in Kazakhstan and took the lives of five miners. Since then, the development roadway has been recovered and operations have resumed. The reoccurrence of any of these hazards, or the occurrence of any of those listed above, could delay production, increase production costs and result in death or injury to persons, damage to property and liability for ArcelorMittal, some or all of which may not be covered by insurance, as well as substantially harm ArcelorMittal’s reputation as a company focused on ensuring the health and safety of its employees.

Some of ArcelorMittal’s subsidiaries benefited from state aid granted prior to, or in connection with, their respective privatizations, the granting of which is subject to transitional arrangements under the respective treaties concerning the accession of these countries to the European Union. Non-fulfillment or breach of the transitional arrangements and related rules may result in the recovery of aid granted pursuant to the transitional arrangements.

ArcelorMittal has acquired formerly state-owned companies in the Czech Republic, Poland and Romania, some of which benefited from state aid granted prior to, or in connection with, their respective privatization and restructuring. Moreover, the restructuring of the steel industries in each of the Czech Republic, Poland and Romania is subject to transitional arrangements and related rules that determine the legality of restructuring aid. The transitional arrangements form part of the respective treaties concerning the accession of the Czech Republic, Poland and Romania to the European Union. Non-fulfillment or breach of the transitional arrangements and related rules may nullify the effect of the transitional arrangements and may result in the recovery of aid granted pursuant to the transitional arrangements that have been breached. The restructurings of the concerned ArcelorMittal companies in Poland and the Czech Republic have been successfully completed. The restructuring process in Romania was completed at the end of 2008 and its results will be assessed thereafter.

Underfunding of pension and other post-retirement benefit plans at some of ArcelorMittal’s operating subsidiaries, and the possible need to make substantial cash contributions to pension plans or to pay for healthcare, which may increase in the future, may reduce the cash available for ArcelorMittal’s business.

ArcelorMittal’s principal operating subsidiaries in Brazil, Canada, Europe, South Africa and the United States provide defined benefit pension plans to their employees. Some of these plans are currently underfunded. At December 31, 2008, the value of ArcelorMittal USA’s pension plan assets was $1,916 million, while the projected benefit obligation was $3,281 million, resulting in a deficit of $1,365 million. At December 31, 2008, the value of the pension plan assets of ArcelorMittal’s Canadian subsidiaries was $1,786 million, while the projected benefit obligation was $2,275 million, resulting in a deficit of $489 million. At December 31, 2008, the value of the pension plan assets of ArcelorMittal’s European subsidiaries was $566 million, while the projected benefit obligation was $2,316 million, resulting in a deficit of $1,750 million. ArcelorMittal USA also had an underfunded post-employment benefit obligation of $3,238 million relating to life insurance and medical benefits as of December 31, 2008. ArcelorMittal’s Canadian subsidiaries also had an under-funded post-employment benefit obligation of $667 million relating to life insurance and medical benefits as of December 31, 2008. ArcelorMittal’s European subsidiaries also had an under-funded post-employment benefit obligation of $591 million relating to life insurance and medical benefits as of December 31, 2008. See note 23 to the ArcelorMittal Consolidated Financial Statements.

ArcelorMittal’s funding obligations depend upon future asset performance, the level of interest rates used to discount future liabilities, actuarial assumptions and experience, benefit plan changes and government regulation. Because of the large number of variables that determine pension funding requirements, which are difficult to predict, as well as any legislative action, future cash funding requirements for ArcelorMittal’s pension plans and other post-employment benefit plans could be significantly higher than currently estimated amounts. If so, these funding requirements could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects.

ArcelorMittal could experience labor disputes that could disrupt its operations and its relationships with its customers.

A majority of the employees of ArcelorMittal and of its contractors are represented by labor unions and are covered by collective bargaining or similar agreements, which are subject to periodic renegotiation. Strikes or work stoppages could occur prior to, or during, the negotiations leading to new collective bargaining agreements, during wage and benefits negotiations or during other periods for other reasons. ArcelorMittal has experienced strikes and work stoppages at various facilities in recent years, and may experience them again in the future, particularly in light of its plan to reduce costs and production in response to the ongoing economic crisis. Any such breakdown leading to work stoppage and disruption of operations could have an adverse effect on the operations and financial results of ArcelorMittal.

ArcelorMittal is subject to economic policy risks and uncertainties in the countries in which it operates or proposes to operate. Any deterioration or disruption of the economic environment and business climate in those countries may have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects.

In recent years, many of the countries in which ArcelorMittal operates, or proposes to operate, have implemented measures aimed at improving the business environment and providing a stable platform for economic development. For example, several Eastern European countries, such as Poland, the Czech Republic and Romania, have initiated free-market economic reforms in connection with or in anticipation of their accession to the European Union. Others, such as Algeria, Liberia and South Africa, have attempted to reinforce political stability and improve economic performance after recent periods of political instability. Ukraine and Kazakhstan have implemented free-market economic reforms. ArcelorMittal’s business strategy was developed partly on the assumption that this modernization, restructuring and upgrading of the business climate and physical infrastructure in the developing countries in which it invested will continue, thus creating increased demand for ArcelorMittal’s steel products. This trend will not necessarily continue, particularly in light of the recent economic downturn, which is also affecting more developed economies in the United States and Europe.

Risks of widespread insolvency, mass unemployment and the deterioration of various sectors of the economies where ArcelorMittal operates have increased following the global economic downturn. Any slowdown in the development of these economies or any reduction in the investment budgets of governmental agencies and companies responsible for the modernization of physical infrastructure could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects.

ArcelorMittal is subject to political, social and legal uncertainties in some of the developing countries in which it operates or proposes to operate. Any disruption or volatility in the political, social or legal environment in those countries may have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects.

ArcelorMittal operates, or proposes to operate, in a number of developing countries. Some of the countries in which it currently operates, have been undergoing substantial political transformations from centrally controlled command economies to pluralist market-oriented democracies. Political, economic and legal reforms necessary to complete such transformation may not continue. On occasion, ethnic, religious, historical and other divisions have given rise to tensions and, in certain cases, wide-scale civil disturbances and military conflict. Tensions may increase as a result of the global economic downturn. The political systems in these and other developing countries are vulnerable to the populations’ dissatisfaction with reforms, social and ethnic unrest and changes in governmental policies, any of which could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects and its ability to continue to do business in these countries.

In addition, the legal systems in some of the countries in which ArcelorMittal operates remain less than fully developed, particularly with respect to property rights, the protection of foreign investment and bankruptcy proceedings, generally resulting in a lower level of legal certainty or security than in more developed countries. Moreover ArcelorMittal may encounter difficulties in enforcing court judgments or arbitral awards in some countries in which it operates among other reasons because those countries may not be parties to treaties that recognize the mutual enforcement of court judgments.

ArcelorMittal may experience currency fluctuations and become subject to exchange controls that could adversely affect its business, financial condition, results of operations or prospects.

ArcelorMittal operates and sells products globally, and, as a result, its business, financial condition, results of operations or prospects could be adversely affected by fluctuations in exchange rates. Major changes in exchange rates, particularly changes in the value of the U.S. dollar against the currencies of the countries in which ArcelorMittal operates, could have an adverse effect on its business, financial condition, results of operations or prospects.

Some transactions involving for example the South African rand, Kazakh tenge, Brazilian real, Argentine peso, Algerian dinar and Ukrainian hryvnia are, or in the past have been, subject to limitations imposed by those countries’ central banks. The imposition of exchange controls or other similar restrictions on currency convertibility in the countries in which ArcelorMittal operates could adversely affect its business, financial condition, results of operations or prospects.

Disruptions to ArcelorMittal’s manufacturing processes could adversely affect ArcelorMittal’s operations, customer service levels and financial results.

Steel manufacturing processes are dependent on critical steel-making equipment, such as furnaces, continuous casters, rolling mills and electrical equipment (such as transformers), and such equipment may incur downtime as a result of unanticipated failures or other events, such as fires or furnace breakdowns. ArcelorMittal’s manufacturing plants have experienced, and may in the future experience, plant shutdowns or periods of reduced production as a result of such equipment failures or other events. To the extent that lost production as a result of such a disruption could not be compensated for by unaffected facilities, such disruptions could have an adverse effect on ArcelorMittal’s operations, customer service levels and financial results.

Natural disasters could significantly damage ArcelorMittal’s production facilities.

Natural disasters could significantly damage ArcelorMittal’s production facilities and general infrastructure. For example, ArcelorMittal Lázaro Cárdenas’s production facilities are located in Lázaro Cárdenas, Michoacán, Mexico and ArcelorMittal Temirtau is located in the Karaganda region of the Republic of Kazakhstan, both of which are areas that have historically experienced earthquakes of varying magnitude. ArcelorMittal Point Lisas is located in Trinidad, which is vulnerable to hurricanes. Extensive damage to these facilities or any other major production complexes and staff casualties whether as a result of floods, earthquakes, hurricanes, tsunamis or other natural disasters, could, to the extent that lost production as a result of such a disaster could not be compensated for by unaffected facilities, severely affect ArcelorMittal’s ability to conduct its business operations and, as a result, reduce its future operating results.

ArcelorMittal’s insurance policies provide limited coverage, potentially leaving it uninsured against some business risks.

The occurrence of an event that is uninsurable or not fully insured could have a material adverse effect on ArcelorMittal’s business, financial condition, results of operations or prospects. ArcelorMittal maintains insurance on property and equipment in amounts believed to be consistent with industry practices but it may not be fully insured against some business risks. ArcelorMittal’s insurance policies cover physical loss or damage to its property and equipment on a reinstatement basis arising from a number of specified risks and certain consequential losses, including business interruption arising from the occurrence of an insured event under the policies. Under these policies, damages and losses caused by certain natural disasters, such as earthquakes, floods and windstorms, are also covered. Each of the operating subsidiaries of ArcelorMittal also maintains various other types of insurance, such as workmen’s compensation insurance and marine insurance.

In addition, ArcelorMittal maintains trade credit insurance on receivables from selected customers subject to limits that it believes are consistent with those in the steel industry generally in order to protect it against the risk of non-payment due to customers’ insolvency or other causes. Not all of ArcelorMittal’s customers are or can be insured, and even when insurance is available, it may not fully cover the exposure.

As a result of the economic downturn, which has had a particularly severe impact on certain countries and industries, including the U.S. automobile industry, insurers no longer provide coverage for certain customers or impose trade credit insurance limits that are not sufficient to cover the Company’s full exposure with respect to receivables from certain customers.

Notwithstanding the insurance coverage that ArcelorMittal and its subsidiaries carry, the occurrence of an accident that causes losses in excess of limits specified under the relevant policy, or losses arising from events not covered by insurance policies, could materially harm ArcelorMittal’s financial condition and future operating results.

Product liability claims could adversely affect ArcelorMittal’s operations.

ArcelorMittal sells products to major manufacturers engaged in manufacturing and selling a wide range of end products. ArcelorMittal also from time to time offers advice to these manufacturers. Furthermore, ArcelorMittal’s products are also sold to, and used in, certain safety-critical applications. There could be significant consequential damages resulting from the use of such products. ArcelorMittal has a limited amount of product liability insurance coverage, and a major claim for damages related to ArcelorMittal products sold and, as the case may be, advice given in connection with such products, could leave ArcelorMittal uninsured against a portion or all of the award and, as a result, materially harm its financial condition and future operating results.

ArcelorMittal is subject to regulatory risk, and may incur liabilities arising from investigations by governmental authorities and litigation regarding its pricing and marketing practices or other antitrust matters.

ArcelorMittal is the largest steel producer in the world. As a result of this position, ArcelorMittal may be subject to exacting scrutiny from regulatory authorities and private parties, particularly regarding its trade practices and dealings with customers and counterparties. As a result of its position in the steel markets, and its historically acquisitive growth strategy, ArcelorMittal could be the target of governmental investigations and lawsuits based on antitrust laws in particular. These could require significant expenditures and result in liabilities or governmental orders that could have a material adverse effect on ArcelorMittal’s business, operating results, financial condition and prospects.

ArcelorMittal and certain of its subsidiaries are currently under investigation by governmental entities in several countries, and are named as defendants in a number of lawsuits relating to various antitrust matters. For example, in December 2008 the French Competition Council imposed a fine of €301.78 million on subsidiaries of ArcelorMittal, concluding that they had agreed with their competitors to fix prices and allocate markets and customers during the 1999 to 2004 period. In January 2009, ArcelorMittal filed an appeal to contest the amount of the fine, but is unable to determine whether the appeal will be successful. Also, in September 2008, Standard Iron Works filed a complaint in U.S. federal court against ArcelorMittal, ArcelorMittal USA Inc. and other steel manufacturers, alleging that the defendants conspired since 2005 to restrict the output of steel products in order to affect steel prices. Since the filing of the Standard Iron Works lawsuit, other similar lawsuits have been filed and have been consolidated with this lawsuit. The defendants have filed a motion to dismiss the complaint. Antitrust proceedings and investigations involving ArcelorMittal and its subsidiaries are also currently pending in Brazil, Europe and South Africa.

Because of the fact-intensive nature of the issues involved and the inherent uncertainty of such litigation and investigations, negative outcomes are possible. An adverse ruling in the proceedings described above or in other similar proceedings in the future could subject ArcelorMittal to substantial administrative penalties and/or civil damages. In cases relating to other companies, civil damages have ranged as high as hundreds of millions of U.S. dollars in major civil antitrust proceedings during the last decade. With respect to the pending U.S. federal court litigation, ArcelorMittal could be subject to treble damages. Although ArcelorMittal has established reserves for certain antitrust claims, unfavorable outcomes in current and potential future litigation and investigations could reduce ArcelorMittal’s liquidity and negatively affect its financial performance and financial condition.

The income tax liability of ArcelorMittal may substantially increase if the tax laws and regulations in countries in which it operates change or become subject to adverse interpretations or inconsistent enforcement.

Taxes payable by companies in many of the countries in which ArcelorMittal operates are substantial and include value-added tax, excise duties, profit taxes, payroll-related taxes, property taxes and other taxes. Tax laws and regulations in some of these countries may be subject to frequent change, varying interpretation and inconsistent enforcement. Ineffective tax collection systems and continuing budget requirements may increase the likelihood of the imposition of arbitrary or onerous taxes and penalties, which could have a material adverse effect on ArcelorMittal’s financial condition and results of operations. In addition to the usual tax burden imposed on taxpayers, these conditions create uncertainty as to the tax implications of various business decisions. This uncertainty could expose ArcelorMittal to significant fines and penalties and to enforcement measures despite its best efforts at compliance, and could result in a greater than expected tax burden. See note 19 to the ArcelorMittal Consolidated Financial Statements.

In addition, many of the jurisdictions in which ArcelorMittal operates have adopted transfer pricing legislation. If tax authorities impose significant additional tax liabilities as a result of transfer pricing adjustments, it could have a material adverse effect on ArcelorMittal’s financial condition and results of operations.

It is possible that tax authorities in the countries in which ArcelorMittal operates will introduce additional revenue raising measures. The introduction of any such provisions may affect the overall tax efficiency of ArcelorMittal and may result in significant additional taxes becoming payable. Any such additional tax exposure could have a material adverse effect on its financial condition and results of operations.

ArcelorMittal may face a significant increase in its income taxes if tax rates increase or the tax laws or regulations in the jurisdictions in which it operates, or treaties between those jurisdictions, are modified in an adverse manner. This may adversely affect ArcelorMittal’s cash flows, liquidity and ability to pay dividends.

If ArcelorMittal were unable to utilize fully its deferred tax assets, its profitability could be reduced.

At December 31, 2008, ArcelorMittal had $751 million recorded as deferred tax assets on its balance sheet. These assets can be utilized only if, and only to the extent that, ArcelorMittal’s operating subsidiaries generate adequate levels of taxable income in future periods to offset the tax loss carry forwards and reverse the temporary differences prior to expiration.

At December 31, 2008, the amount of future income required to recover ArcelorMittal’s deferred tax assets was approximately $2,540 million at certain operating subsidiaries. For each of the years ended December 31, 2007 and 2008, these operating subsidiaries generated approximately 29% and 62%, respectively, of ArcelorMittal’s consolidated income before tax of $14,888 million and $11,537 million respectively.

ArcelorMittal’s ability to generate taxable income is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. If ArcelorMittal generates lower taxable income than the amount it has assumed in determining its deferred tax assets, then the value of deferred tax assets will be reduced.

U.S. investors may have difficulty enforcing civil liabilities against ArcelorMittal and its directors and senior management.

ArcelorMittal is organized under the laws of the Grand Duchy of Luxembourg with its principal executive offices and corporate seat in Luxembourg. The majority of ArcelorMittal’s directors and senior management are residents of jurisdictions outside the United States. The majority of ArcelorMittal’s assets and the assets of these persons are located outside the United States. As a result, U.S. investors may find it difficult to effect service of process within the United States upon ArcelorMittal or these persons or to enforce outside the United States judgments obtained against ArcelorMittal or these persons in U.S. courts, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against ArcelorMittal or these persons in courts in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for a U.S. investor to bring an original action in a Luxembourg court predicated upon the civil liability provisions of the U.S. federal securities laws against ArcelorMittal’s directors and senior management and non-U.S. experts named in this prospectus.

RECENT DEVELOPMENTS

First Quarter 2009 Results

ArcelorMittal announced results for the three months ended March 31, 2009, which included:

Highlights for the three months ended March 31, 2009

•	Shipments of 16.0 million tonnes, down 6% as compared to the fourth quarter of 2008.

•	Sales of $15.1 billion, down 32% as compared to the fourth quarter of 2008.

•	Operating loss of $1.5 billion.

•	Net loss of $1.1 billion due in part to $1.2 billion pre-tax of write-downs of inventories and related contracts.

•

Net debt of $26.7 billion at the end of March 31, 2009 and cash and cash equivalents (including restricted cash) plus amounts available to be drawn under existing bank lines at March 31, 2009 of $11.6 billion (amount does not include proceeds of $1.6 billion (€1.25 billion) from convertible bond issued on April 1, 2009).

A press release regarding ArcelorMittal’s first quarter results entitled “ArcelorMittal Reports First Quarter 2009 Results” has been filed on Form 6-K on April 29, 2009 and is incorporated by reference herein.

Second Quarter 2009 Outlook

The Company expects second quarter 2009 operating results to be slightly positive.

Forward Start facilities

On February 11, 2009, ArcelorMittal announced that it had secured commitments from banks for two Forward Start facilities totaling $4.8 billion, subject to certain conditions. A Forward Start facility provides a borrower with a committed facility to refinance an existing facility, and therefore certainty as to the availability of funds for that refinancing. A Forward Start facility is typically entered into at a time well before a refinancing facility would ordinarily be put in place. The existing facility is not amended and continues in force. ArcelorMittal decided to enter into these facilities in order to secure significant liquidity in advance in the event that difficult credit market conditions persist for longer than expected.

Of the $4.8 billion in Forward Start commitments secured, $3.2 billion in commitments secured may be used to refinance the $4 Billion Facility, which is scheduled to mature in 2009 or (if extended) 2010 (as to approximately one-third) and 2011 (as to approximately two-thirds). A $3.2 billion revolving credit facility in respect of these Forward Start commitments was entered into on February 13, 2009 (the “$3.2 Billion Refinancing Facility”).

On March 30, 2009, ArcelorMittal announced that it secured an additional $1.2 billion of commitments from banks, which, together with the remaining $1.6 billion in Forward Start commitments announced on February 11, 2009, may be used to refinance at maturity the 2005 Credit Facility, which is scheduled to mature in 2010. A $2.8 billion revolving credit facility in respect of these Forward Start commitments (the “2005 Refinancing Facility”) was entered into on March 26, 2009.

On April 28, 2009, the Company announced that it had entered into an additional $0.3 billion of Forward Start Facilities.

Each of the $3.2 Billion Refinancing Facility and the 2005 Refinancing Facility contains a provision having the effect of automatically cancelling on a pro rata basis the aggregate commitments under those facilities by an aggregate amount equal to 75% of the net proceeds of certain offerings of debt securities (including the Notes to which this prospectus supplement relates) until the commitments under the facilities are reduced to 50% of the original commitments, and by an aggregate amount equal to 33.33% of the net proceeds thereafter.

Recent Developments in Legal Proceedings

During the first quarter of 2009, several counterparties under raw material supply agreements filed claims against ArcelorMittal subsidiaries for breach of contract, alleging failure to take delivery and pay for contractually fixed quantities of raw materials at fixed prices. The aggregate amount of these claims is approximately $350 million. The claims are currently under review by the Company.

Other Recent Developments

On April 8, 2009, ArcelorMittal announced that it would be necessary to continue to suspend and optimize production to ensure the Company is well adapted to the market reality. All production suspensions are temporary and will be reviewed on a regular basis, and the company will maintain all equipment during the suspension period to ensure that production can be re-started as swiftly as possible when market conditions improve. The European Works Council and ArcelorMittal agreed that there would now be strong and transparent social dialogue about the production suspensions at local site level with the relevant Works Councils and employees.

On April 7, 2009, Moody’s Investors Service placed ArcelorMittal’s Baa2 long-term and P2 short-term ratings on review for possible downgrade in light of continued weakness in the steel markets.

On April 1, 2009, ArcelorMittal closed a €1.25 billion convertible bond offering (OCEANE).

On March 20, 2009, Fitch Ratings placed ArcelorMittal’s rating of BBB+ on Rating Watch Negative, citing evidence of a further weakening of the global economy and steel market conditions beyond the agency’s previous expectations, and uncertain volume and pricing trends for 2009 and 2010. Fitch said its action was triggered in part by a profit warning issued the day before by another major steel producer, which had cited an increase in the speed and severity of the deterioration of steel market conditions in recent weeks. Fitch noted ArcelorMittal’s initiatives in response to the economic downturn, including its significant steel production, cost, capital expenditure and dividend reductions, but stated its concern that these initiatives may not be sufficient to offset weakening demand from customers, particularly the automotive and construction sectors.

On March 19, 2009, ArcelorMittal announced that the shares of its Canadian subsidiary Dofasco, which had been held by Strategic Steel Stichting, a Dutch foundation created in 2006 for the sole purpose of holding custody of Dofasco’s shares, will be transferred back to the ArcelorMittal group. In response to market speculation, ArcelorMittal stated that it has no plans to sell Dofasco.

On February 12, 2009, Standard & Poor’s Ratings Services revised its outlook on ArcelorMittal to negative from stable, while affirming the Company’s BBB+ long-term corporate credit rating.

USE OF PROCEEDS

The net proceeds of the offering, after deduction of underwriting discounts and commissions and expenses of approximately $0.9 million, amount to approximately $2.816 billion. ArcelorMittal intends to use the proceeds to lengthen its debt maturity profile and repay existing indebtedness under various revolving credit facilities, with maturities ranging from 2010 until 2012. The debt to be repaid currently bears interest at the rate of Libor/Euribor plus approximately 0.32%.

DIVIDENDS AND DIVIDEND POLICY

Subject to certain limitations set out by Luxembourg law, each ArcelorMittal share is entitled to participate equally in dividends when and if declared by the annual ordinary general meeting of shareholders out of funds legally available for such purposes. ArcelorMittal’s Articles of Association provide that the annual ordinary general meeting of shareholders may declare a dividend and ArcelorMittal’s Board of Directors may declare interim dividends within the limits permitted by Luxembourg law.

Declared and unpaid dividends held by ArcelorMittal for the account of its shareholders do not bear interest. Under Luxembourg law, claims for dividends will lapse in favor of ArcelorMittal five years after the date on which such dividends are declared.

On March 17, 2008, June 16, 2008, September 15, 2008 and on December 15, 2008, an interim dividend of $0.375 cents per share was paid.

Considering the exceptional global economic conditions since September 2008, on February 10, 2009, ArcelorMittal’s Board of Directors recommended reducing the annual dividend in 2009 to $0.75 per share (with quarterly dividend payments of $0.1875), subject to the approval of the annual general meeting of shareholders on May 12, 2009. The first new quarterly dividend payment took place on March 16, 2009 (an interim dividend), and, subject to shareholder approval, quarterly dividends are scheduled to take place on this basis on June 15, 2009, September 14, 2009 and December 14, 2009. After having already suspending its previously announced policy to return 30% of net income to shareholders through an annual base dividend supplemented by share buy-backs, on April 28, 2009, the Company formally announced the termination effective immediately of the share buyback programs authorized by the shareholders on May 13, 2008 and under which shares were repurchased until September 5, 2008.

MARKET INFORMATION

ArcelorMittal shares are listed and traded on the NYSE (symbol “MT”), ArcelorMittal’s principal United States trading market, and outside the United States are admitted to trading on the Luxembourg Stock Exchange’s regulated market and listed on the Official List of the Luxembourg Stock Exchange (“MT”) and are listed and traded (on a single order book as from January 14, 2009) on the NYSE Euronext European markets (Paris, Amsterdam and Brussels) (“MT”) and the Spanish Stock Exchanges (“MTS”).

The following table sets forth, for the periods indicated, the high and low sales prices per share of ArcelorMittal shares as reported on the NYSE and the European exchanges on which its shares are listed. Prices per share until September 3, 2007 are those of class A common shares of Mittal Steel, which, along with its class B common shares, were exchanged for shares of ArcelorMittal in the first-step merger of Mittal Steel and ArcelorMittal.

On April 29, 2009, the last sale price of the Shares was (i) €17.85 per Share on the Luxembourg Stock Exchange, (ii) €17.98 per Share on the NYSE Euronext European Markets (Paris, Amsterdam and Brussels), and (iii) €18.01 per Share on the Spanish Stock Exchanges.

	The New York Stock Exchange		NYSE Euronext Amsterdam(1)		NYSE Euronext Paris(1)
	ArcelorMittal Shares		ArcelorMittal Shares		ArcelorMittal Shares
	High	Low	High	Low	High	Low
	(in U.S. dollars)		(in euros)		(in euros)
Year ended December 31, 2004	42.80	6.80	32.45	5.20	—	—

Year ended December 31, 2005	43.86	22.11	33.25	17.31	—	—

Year ended December 31, 2006	43.67	26.72	34.95	21.82	35.00	23.00

Year ended December 31, 2007
First Quarter	54.35	39.59	41.03	30.02	41.03	30.02
Second Quarter	66.90	52.41	50.08	38.15	50.08	38.15
Third Quarter	79.24	51.18	55.80	37.55	55.80	37.54
Fourth Quarter	83.88	67.68	58.26	45.67	58.25	45.70

Year ended December 31, 2008
First Quarter	82.26	55.53	54.19	35.50	54.15	35.35
Second Quarter	104.77	80.14	67.81	50.25	67.79	50.23
Third Quarter	95.34	45.10	62.60	31.97	62.71	31.96
Fourth Quarter	49.15	15.44	36.80	12.93	36.805	12.94

Month ended
Oct-08	49.15	19.14	36.80	15.30	36.805	15.30
Nov-08	33.13	15.44	24.78	12.93	24.75	12.94
Dec-08	26.97	19.45	19.76	15.04	19.75	15.04
Jan-09	30.00	20.30	22.91	15.71	22.94	15.71
Feb-09	28.70	19.26	22.095	15.45	—	—
Mar-09	21.51	17.10	16.195	12.66	—	—
Apr-09*	29.25	21.58	22.11	16.01	—	—

Note: Includes intraday highs and lows.

(1)	Since January 14, 2009, ArcelorMittal trades on a single order book on Euronext Paris, Euronext Amsterdam and Euronext Brussels under the symbol MT, which means a single quoted price is applicable for all three markets. For the purposes of this table, prices are listed under Euronext Amsterdam.
*	April 2009 data is through April 29, 2009.

	Luxembourg Stock Exchange		NYSE Euronext Brussels(1)		Spanish Stock Exchanges(2)
	ArcelorMittal Shares		ArcelorMittal Shares		ArcelorMittal Shares
	High	Low	High	Low	High	Low
	(in euros)		(in euros)		(in euros)
Year ended December 31, 2004	—	—	—	—	—	—

Year ended December 31, 2005	—	—	—	—	—	—

Year ended December 31, 2006	35.00	24.50	34.84	24.60	34.85	24.00

Year ended December 31, 2007
First Quarter	40.90	30.60	41.17	30.10	41.03	30.12
Second Quarter	49.98	39.00	50.11	38.62	50.10	38.18
Third Quarter	55.80	38.13	55.78	37.90	55.70	37.14
Fourth Quarter	57.90	46.00	58.20	45.64	58.20	45.67

Year ended December 31, 2008
First Quarter	52.60	37.00	54.00	35.98	54.10	36.31
Second Quarter	66.05	51.80	67.74	50.47	67.70	50.25
Third Quarter	59.75	34.30	62.29	32.48	62.75	32.01
Fourth Quarter	33.21	13.92	36.91	12.98	36.60	12.80

Month ended
Oct-08	33.21	15.75	36.91	15.50	36.60	15.50
Nov-08	24.40	13.92	24.71	12.98	24.80	12.80
Dec-08	19.55	15.65	19.72	15.12	19.74	15.08
Jan-09	21.15	16.10	22.60	15.71	22.93	15.75
Feb-09	22.00	14.90	—	—	22.00	15.34
Mar-09	16.25	12.90	—	—	16.30	12.71
Apr-09*	22.00	15.88	—	—	22.07	15.93

(1)	Since January 14, 2009, ArcelorMittal trades on a single order book on Euronext Paris, Euronext Amsterdam and Euronext Brussels under the symbol MT, which means a single quoted price is applicable for all three markets. For the purposes of this table, prices are listed under Euronext Amsterdam.
(2)	Spanish Stock Exchanges in Madrid, Barcelona, Bilbao and Valencia (“MTS”).
*	April 2009 data is through April 29, 2009.

Note:

•	Includes intraday highs and lows.

•

Class A common shares of the former Mittal Steel were listed on Euronext Paris by NYSE Euronext and the Spanish Stock Exchanges on July 27, 2006, and on Euronext Brussels by NYSE Euronext and the Official List of the Luxembourg Stock Exchange on August 1, 2006.

CONCURRENT NOTE OFFERING

Concurrently with this offering, we are offering $700 million aggregate principal amount of 5.00% Convertible Senior Notes due 2014 (or a total of $800 million aggregate principal amount of notes if the Representatives on behalf of the Underwriters exercise the Underwriters’ option to purchase additional notes in full) pursuant to a separate registration statement and prospectus. Although this common share offering is not contingent upon the note offering and the note offering is not contingent upon this common share offering, we currently anticipate raising approximately $3.55 billion in aggregate gross proceeds from the two offerings (up to approximately $4.0 billion if the Underwriters exercise both of their options referred to above in full). However, amounts sold in each offering may increase or decrease based on market conditions relating to that particular security. We cannot assure you that we will complete the concurrent note offering.

We expect to account for the notes as compound instruments that include embedded derivatives. Changes in the fair value of the embedded derivatives will be recorded in our income statement and the associated gains or losses, which could be substantial, may increase the volatility of our earnings from period to period.

The following description is a summary of the material provisions of the notes we are offering in the concurrent note offering and the indenture that governs the notes. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of some terms used in the indenture.

The notes will bear interest at the rate of 5.00% per year, payable in cash semiannually in arrears on May 15 and November 15 of each year, beginning on November 15, 2009. The notes will mature on May 15, 2014 unless earlier converted or repurchased. The notes will be our unsecured senior obligations and will rank equal in right of payment with our existing and future senior debt. In addition, the notes will effectively rank junior in right of payment to all of our existing and future secured debt, to the extent of the value of the assets securing such debt, and to the debt and all other liabilities of our subsidiaries.

CAPITALIZATION

The following table, which has been prepared in accordance with IFRS, sets forth our capitalization as of March 31, 2009:

•	on an actual basis;

•

on an as adjusted basis to give effect to the issuance and sale on April 1, 2009 of our 7.25% bonds convertible into and/or exchangeable for new or existing ArcelorMittal shares due April 1, 2014 (the “Euro Convertible Notes”) and the application of the net proceeds thereof; and

•

on a pro forma as adjusted basis to give further effect to (i) the issuance and sale of 125,143,915 shares of our common shares in this offering at a public offering price of $22.77 per share and application of the net proceeds thereof, after deducting the estimated underwriting discount and offering expenses; and (ii) the issuance and sale of $700 million aggregate principal amount of 5.00% Convertible Senior Notes due 2014 in the concurrent note offering and the application of the net proceeds thereof, after deducting the estimated underwriting discount and offering expenses.

You should read this table with the ArcelorMittal Consolidated Financial Statements and the notes thereto incorporated by reference into this prospectus.

	As of March 31, 2009 (Unaudited) (Amounts in $ millions)
	Actual	As Adjusted(1)(2)	Pro Forma as Adjusted(1)(3)
Short-term borrowings, including current portion of long-term debt	7,614	7,614	7,614
Secured and Unguaranteed	20	20	20
Guaranteed and Unsecured	246	246	246
Secured and Guaranteed	0	0	0
Unsecured/Unguaranteed	7,348	7,348	7,348

Long-term borrowings, net of current portion	23,076	23,083	20,233
Secured and Unguaranteed	115	115	115
Guaranteed and Unsecured	4,900	4,900	4,900
Secured and Guaranteed	422	422	422
Unsecured/Unguaranteed	17,639	17,646	14,796

Equity attributable to the equity holders of the parent	51,762	51,762	54,612
Minority interests	3,698	3,698	3,698
Total shareholders’ equity	55,460	55,460	58,310
Total capitalization (Total shareholder’s equity plus Short-term borrowings plus Long-term borrowings)	86,150	86,157	86,157

(1)	The Company will evaluate the Euro Convertible Notes and the notes offered in the concurrent note offering under IAS 32 and other related literature to determine whether any provisions in the notes will be separately accounted for as an embedded derivative financial instrument. If the Company determines that there is an embedded derivative instrument, it would be reflected separately on the balance sheet as a liability at fair value and the liability associated with the respective convertible senior notes would be reduced by the initial fair value of the embedded derivative. The value of the embedded derivative instruments, if any, would be adjusted quarterly for changes in fair values through the income statement.
(2)	The net proceeds of the Euro Convertible Notes were used to refinance $1,617 million of indebtedness.
(3)	Assumes that all shares borrowed by the Company pursuant to the share lending arrangements are returned using new shares issued after the May 2009 shareholders meeting.

PRINCIPAL SHAREHOLDERS

The following table sets forth information as of December 31, 2008, on an actual basis and after giving effect to this offering, with respect to the beneficial ownership of ArcelorMittal common shares by each person who is known to be the beneficial owner of more than 5% of the shares and all directors and senior management as a group, before and after the offering.

	Shares beneficially owned prior to the offering(1)		Shares beneficially owned after the offering(1)(6)
	Shares	(%)(6)	Shares		(%)
Significant shareholder(2)	623,751,867	43.05	637,840,130	(7)	41.24

Treasury shares(3)	81,760,949	5.64	54,617,034	(8)	3.53

Other shareholders	743,313,531	51.31	854,369,183		55.23

Total	1,448,826,347	100.00	1,546,826,347		100.00

Directors and senior management(4)(5)	1,610,922	0.11	1,610,922		0.11

(1)	For purposes of this table, a person or group of persons is deemed to have beneficial ownership of any ArcelorMittal common shares as of a given date if such person or group of persons has the right to acquire such shares within 60 days after such date upon exercise of vested portions of share options. The first-third of the share options granted on August 2, 2007 and the first- and second-thirds of the share options granted on September 1, 2006 vested on August 2, 2008, and September 1, 2008, respectively, and all share options of the previous grants have vested. None of the share options granted on August 5, 2008 has vested; the first-third of such options, however, will vest on August 5, 2009.
(2)	Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, have direct ownership of ArcelorMittal common shares and indirect ownership of holding companies that own ArcelorMittal common shares. Ispat International Investments, SL is the owner of 98,250,000 ArcelorMittal common shares. Mittal Investments S.à r.l., a limited liability company organized under the laws of Luxembourg, is the owner of 525,000,000 ArcelorMittal common shares. Mr. Mittal is the direct owner of 30,000 ArcelorMittal common shares and holds options to acquire an additional 560,000 ArcelorMittal common shares, of which 426,667 are, for the purposes of this table, deemed to be beneficially owned by Mr. Mittal due to the fact that those options are exercisable within 60 days. Mrs. Mittal is the direct owner of 5,000 ArcelorMittal common shares and holds options to acquire an additional 40,000 ArcelorMittal common shares, of which all 40,000 are, for the purposes of this table, deemed to be beneficially owned by Mrs. Mittal due to the fact that those options are exercisable within 60 days. Mr. Mittal and Mrs. Mittal share equally beneficial ownership of 100% of Ispat International Investments, SL and share equally beneficial ownership of 100% of Mittal Investments S.à.r.l. Accordingly, Mr. Mittal is the beneficial owner of 623,706,667 ArcelorMittal common shares and Mrs. Mittal is the beneficial owner of 623,295,000 common shares. Excluding options, Mr. Lakshmi Mittal and Mrs. Usha Mittal together, directly and indirectly through intermediate holding companies, own 623,285,000 ArcelorMittal common shares.
(3)	Represents ArcelorMittal common shares repurchased by ArcelorMittal pursuant to share repurchase programs. Consisting of 27,375,557 ArcelorMittal common shares purchased between November 13, 2007 and December 31, 2007; 56,523,212 ArcelorMittal common shares purchased between December 31, 2007 and December 31, 2008; and excluding (1) 119,856 options that were exercised during the November 13, 2007—December 31, 2007 period and 954,844 options that were exercised during the December 31, 2007—December 31, 2008 period; (2) 596,453 share options that can be exercised by directors and senior management (other than the Significant shareholder); and (3) 466,667 share options that can be exercised by the Significant shareholder, in each case within 60 days of December 31, 2008.
(4)	Excludes shares beneficially owned by the Significant shareholder.
(5)	These 1,610,922 ArcelorMittal common shares are included in shares owned by the public shareholders indicated above.

(6)	Assumes no exercise of the Underwriters’ option to purchase additional shares.
(7)	The Significant shareholder is purchasing 14,088,263 shares in the offering. To satisfy in part its obligation to deliver shares in the offering, the Company may borrow up to 98 million shares (representing approximately 6.8% of the issued share capital of the Company) under the share lending agreement entered into with Ispat International Investments, SL referred to in “The Offering—Share Lending Arrangement” above. The Significant shareholder will have no voting rights or dividend rights with respect to shares on loan under the agreement. For the purposes of this table, no such borrowing is deemed to affect the number of shares held by the Significant shareholder since it is assumed that the Company will issue to Ispat International Investments, SL upon termination of any such loan a number of newly issued shares equivalent to the number of borrowed shares following the Company’s shareholder meeting of May 12, 2009 (subject to the approval of the 12th resolution presented at such meeting).
(8)	Assumes that the Company satisfies its obligation to deliver shares in the offering using 27,143,915 treasury shares and 98,000,000 shares borrowed under the share lending agreement referred to in “The Offering—Share Lending Arrangement.” The actual number of treasury shares sold will depend among other factors on the number of shares borrowed under the share lending agreement.

The ArcelorMittal common shares may be held in registered form only. Registered shares may consist of (1) shares traded on the NYSE, or New York Shares, which are registered in a register kept by or on behalf of ArcelorMittal by its New York transfer agent, (2) shares traded on Euronext Amsterdam by NYSE Euronext, Euronext Brussels by NYSE Euronext, Euronext Paris by NYSE Euronext, the regulated market of the Luxembourg Stock Exchange and the Spanish Stock Exchanges (Madrid, Bilbao, Valencia and Barcelona), which are registered in ArcelorMittal’s shareholders’ register, or ArcelorMittal European Register Shares, which are registered in a local shareholder register kept by or on behalf of ArcelorMittal by ABN AMRO Bank N.V., or directly on ArcelorMittal’s Luxembourg shareholder register without being held on ArcelorMittal’s local Dutch shareholder register. Under Luxembourg law, the ownership of registered shares is evidenced by the inscription of the name of the shareholder, the number of shares held by such shareholder and the amount paid up on each share in the shareholder register of ArcelorMittal.

At December 31, 2008, there were 3,028 shareholders other than the Significant shareholder holding an aggregate of 53,550,631 ArcelorMittal common shares registered in ArcelorMittal’s shareholder register, representing approximately 3% of the common shares issued (including treasury shares).

At December 31, 2008, there were 133 U.S. shareholders holding an aggregate of 46,060,462 New York Shares, representing approximately 3.17% of the common shares issued (including treasury shares). ArcelorMittal’s knowledge of the number of New York Shares held by U.S. holders is based solely on the records of its New York transfer agent regarding registered ArcelorMittal common shares.

At December 31, 2008, there were 723,506,498 ArcelorMittal common shares being held through the Euroclear/Iberclear clearing system in The Netherlands, France, Luxembourg and Spain.

Voting Rights

As of December 31, 2008, ArcelorMittal’s Significant shareholder owned directly and indirectly through holding companies 623,285,000 ArcelorMittal common shares, representing approximately 45.67% of the combined voting interest in ArcelorMittal.

UNDERWRITING

The Company and Goldman Sachs International, CALYON and Société Générale, as representatives (the “Representatives”) on behalf of the several Underwriters named below have entered into an underwriting agreement with respect to the Shares being offered. Subject to certain conditions, each Underwriter has severally agreed to purchase the number of Shares indicated in the following table.

Underwriter	Number of Shares
Goldman Sachs International	33,640,839
CALYON	33,640,838
Société Générale	33,640,838
Morgan Stanley & Co. International plc	4,036,900
BNP PARIBAS	4,036,900
ABN AMRO Bank N.V., London Branch	4,036,900
HSBC Bank plc	4,036,900
Citigroup Global Markets Limited	4,036,900
J.P. Morgan Securities Ltd.	4,036,900

Total	125,143,915

The Underwriters are committed to take and pay for all of the Shares being offered, if any are taken, other than the Shares covered by the option described below unless and until this option is exercised.

If the Underwriters sell more Shares than the total number set forth in the table above, the Representatives on behalf of the Underwriters may exercise the Underwriters’ option to buy up to an additional 15,738,719 Shares from the Company. They may exercise that option for 30 days. If any Shares are purchased pursuant to this option, the Underwriters will severally purchase Shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the Underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the Underwriters’ option to purchase 15,738,719 additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share (€)	€0.20178	€0.20178
Per Share ($)	$0.268686	$0.268686
Total ($)	$33,624,418	$37,853,191

In addition to the amounts shown above, the Company may pay an incentive fee at its sole discretion of up to 0.50% of the aggregate public offering price of the shares.

Shares sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. If all the Shares are not sold at the initial public offering price, the Underwriters may change the offering price and the other selling terms. The offering of the Shares by the Underwriters is subject to receipt and acceptance and subject to the Underwriters’ right to reject any order in whole or in part.

We have been advised by the Underwriters that the Underwriters are expected to make offers and sales both inside and outside the United States through its respective selling agents. Any offers and sales in the United States will be conducted by brokers and dealers registered with the Securities and Exchange Commission. Goldman Sachs International is expected to make offers and sales in the United States through its registered broker-dealer affiliate, Goldman, Sachs & Co. Société Générale is expected to make offers and sales in the United States through its registered broker-dealer affiliate, SG Americas Securities, LLC. CALYON is expected to make offers and sales in the United States through its registered broker-dealer affiliate, Calyon Securities (USA) Inc.

The Significant shareholder is purchasing 14,088,263 shares in the offering.

The Company, Ipsat International Investments, SL and Mittal Investments S.à r.l. have agreed with the Underwriters, subject to certain exceptions, without the prior written consent of the Representatives, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Shares of the Company, or any options or warrants to purchase any

Shares of the Company, or any securities convertible into, exchangeable for or that represent the right to receive Shares of the Company, whether now owned or hereinafter acquired, owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the SEC during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the Company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the Company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

In connection with the offering, the Underwriters may purchase and sell shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the Underwriters’ option to purchase additional shares from the Company in the offering. The Underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the Underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the Underwriters in the open market prior to the completion of the offering.

The Underwriters may also impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the Underwriters have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the Underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common shares. As a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, the Luxembourg Stock Exchange, the NYSE Euronext European markets and the Spanish Stock Exchanges, in the over-the-counter market or otherwise.

It is expected that delivery of the shares will be made against payment therefor on or about May 6, 2009, which will be five business days following the date of pricing (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade at the commencement of trading will be required, by virtue of the fact that the common stock initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

Selling Restrictions

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each Underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA would not, if the Issuer was not an authorised person, apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each Underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in

Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The Underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for the Company, for which they received or will receive customary fees and expenses. Because certain of the Underwriters are lenders under certain of our credit facilities and, in the aggregate, will receive more than 10% of the net proceeds of this offering when the Company repays amounts outstanding under those facilities with the proceeds of this offering, this offering is being made pursuant to the provisions of FINRA Rule 5110(h).

EXPENSES OF THE OFFERING

ArcelorMittal estimates that the total expenses in connection with this offering will be as follows:

	Amount	Percentage of Net Proceeds of this Offering
SEC registration fee	$179,000	0.01%
Legal fees and expenses	$525,000	0.02%
Accountant fees and expenses	$75,000	0.00%
Miscellaneous costs	$71,000	0.00%

Total	$850,001	0.03%

All amounts are estimated except the SEC registration fee.

VALIDITY OF SECURITIES

The validity of the Shares will be passed upon for ArcelorMittal by Elvinger, Hoss & Prussen, its Luxembourg counsel. Certain matters of New York law will be passed upon for ArcelorMittal by Cleary Gottlieb Steen & Hamilton LLP, its United States counsel, and for the Underwriters by Davis Polk  & Wardwell.

EXPERTS

The consolidated financial statements of ArcelorMittal and subsidiaries (the “Company”) as of and for the years ended December 31, 2007 and 2008, and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and incorporated by reference herein, have been audited by Deloitte S.A., as stated in their reports set forth therein and incorporated by reference herein. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated statements of income, changes in equity and cash flows of Mittal Steel Company N.V. (predecessor entity of ArcelorMittal) and subsidiaries (“Mittal Steel”) for the year ended December 31, 2006 and the retrospective adjustments to the 2006 financial statements, except for the consolidated financial statements of Arcelor S.A. and its subsidiaries (“Arcelor S.A.”, a consolidated subsidiary) (except for Dofasco, Inc., Belgo Siderurgia S.A., Companhia Siderúrgica Tubarão S.A., Sol Coqueria Tubarão S.A., Acindar Industria Argentina de Aceros S.A., Arcelor España S.A., Arcelor Largos Perfiles, and Laminados Velasco S.L., consolidated subsidiaries of Arcelor, whose consolidated financial statements for the period from August 1, 2006 to December 31, 2006, were audited by Deloitte Accountants B.V.), included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008, and incorporated by reference herein, have been audited by Deloitte Accountants B.V. as stated in their report set forth therein and incorporated by reference herein (which report expresses an unqualified opinion on the consolidated statements of income, changes in equity and cash flows, and includes an explanatory paragraph referring to (i) the retrospective adjustments made for the finalization of purchase accounting of Arcelor S.A. and (ii) the adjustment to the disclosure for a change in the composition of reportable segments). Such consolidated statements of income, changes in equity and cash flows have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated income statement, statement of cash flows, and statement of changes in shareholders’ equity of Arcelor S.A. (consolidated with those of the Company and not separately incorporated by reference herein), for the five months ended December 31, 2006, have been audited by KPMG Audit S.à r.l., as stated in their report which is included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008, and is incorporated by reference herein (which report expresses a qualified opinion because the omission of comparative financial information is not in conformity with IFRS and contains an explanatory paragraph stating that the consolidated financial statements are based on historical values of Arcelor S.A.’s assets and liabilities prior to its acquisition by Mittal Steel and, accordingly, do not include the purchase price adjustments to such amounts reflected in the consolidated financial statements of Mittal Steel as a result of such acquisition). Such consolidated income statement, statement of cash flows, and statement of changes in shareholders’ equity have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

All of the foregoing firms are independent registered public accounting firms.